PEMBINA

07026362

August 13, 2007

RECEIVED AUG 2007 SEC MAIL PROCESSING SECTION WASH. DC 160

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sir or Madam:

Re: Pembina Pipeline Income Fund (the "Fund")
File No. 82-34997
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Fund's Second Quarter Interim Report for the period ended June 30, 2007. As required pursuant to Rule 12g3-2(b), the exemption file number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

PEMBINA PIPELINE INCOME FUND

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

Glenys E. Hermanutz
Vice President, Corporate Affairs

dw 9/14

GEH/ld
Encls.

h:\user\forms\SEC letter doc

Pembina Pipeline Corporation
P.O. Box 1948, Calgary, Alberta, Canada T2P 2M7
2000, 700 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 3V4
Telephone: (403) 231-7500 Fax: (403) 237-0254



Pembina Pipeline Income Fund

2007 INTERIM REPORT

2

Second Quarter Revenue* ($ millions)


100
90
80
70
60
50
40
30
2005
2006
2007

*net of product purchases

Second Quarter Net Operating Income* ($ millions)


70
60
50
40
30
2005
2006
2007

*see "Non-GAAP Measures" below

Second Quarter Total Throughput (mmbpd)


1000
800
600
400
200
0
2005
2006
2007
Conventional
Oil Sands*

*contracted capacity

PEMBINA INCREASES DISTRIBUTION FOR THE SECOND TIME IN 2007

- Pembina has announced a further 9 percent increase in its distribution to 12 cents per Trust Unit effective for the August 2007 distribution to be paid in September 2007 to Unitholders of record on August 31, 2007. This follows a 10 percent increase in the monthly distribution rate of January this year. Significant growth in the distribution rate over the past two years demonstrates the solid performance of Pembina's premium asset base and the ongoing growth and development across its key business units.

- The Fund distributed $0.33 per Trust Unit during the second quarter of 2007 for total cash distributions of $42.9 million. Since inception of the Fund in October 1997, Pembina has distributed a total of $915 million to Unitholders, or $10.08 per Trust Unit, on a $10.00 per Trust Unit original issue price.

- Pembina generated net earnings of $30.9 million for the second quarter and $60.3 million year-to-date in 2007. This represents a substantial increase of 83 percent and 63 percent respectively over the comparable periods of 2006.

- The conventional pipelines contributed $60 million in revenue and $37 million in net operating income during the second quarter of 2007, up by 10 percent and 16 percent, respectively, from the same quarter of 2006.

- Pembina's oil sands business segment contributed $15 million in revenue and $10 million in net operating income during the second quarter of 2007, a 12 percent and 4 percent increase from the same quarter of 2006. Construction activities on the Horizon Pipeline proceeded on schedule to meet Pembina's targeted mid-2008 completion.

- The midstream business unit contributed $18 million in revenue and $15 million in net operating income during the second quarter of 2007, resulting in increases of 41 and 33 percent respectively over the same quarter of 2006.

HIGHLIGHTS[1] (in millions of dollars, except where noted)	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006	% Change	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006	% Change
Average throughput - conventional (mbbls/d)	**443.8**	443.5	0.1	**451.6**	448.9	0.6
Contracted capacity - oil sands (mbbls/d)	**525.0**	389.0	35.0	**525.0**	389.0	35.0
Total throughput and contracted volumes	**968.8**	832.5	16.4	**976.6**	837.9	16.6
Capital expenditures	**63.7**	41.5	53.5	**152.4**	80.4	89.6
Revenue[2]	**93.4**	80.9	15.5	**189.8**	162.4	16.9
Operating expenses	**30.7**	27.7	10.8	**61.9**	57.3	8.0
Net operating income[3]	**62.7**	53.2	17.9	**127.9**	105.1	21.7
General & administrative expense	**7.9**	7.3	8.2	**14.6**	14.0	4.3
Interest expense on long-term debt	**7.1**	5.4	31.5	**14.3**	11.2	27.7
Net earnings	**30.9**	16.9	82.8	**60.3**	37.1	62.5
Cash flow from operations	**42.2**	26.1	61.7	**89.1**	70.3	26.7
Cash distributed to Unitholders	**42.9**	34.6	24.0	**85.0**	68.1	24.8
$ Per Trust Unit	**$0.3300**	$0.2850	15.8	**$0.6600**	$0.5700	15.8

1 This second quarter 2007 Interim Report to Unitholders reports unaudited results of the Fund for the three and six months ended June 30, 2007.
2 Net of product purchases of $32.9 million in the second quarter of 2007 ($2.6 million in the second quarter of 2006) and $49.5 million year-to-date ($2.6 million year-to-date 2006).
3 Refer to "Non-GAAP Measures" below.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") is dated August 1, 2007 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund ("Pembina" or the "Fund") as at and for the three and six months ended June 30, 2007, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the year ended December 31, 2006.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.

References to "mbbls/d", "bbls/d" and "$/bbl" mean thousands of barrels per day, barrels per day and dollars per barrel, respectively. See "Non-GAAP Measures" relating to footnoted non-GAAP measures reflected in this document. This MD&A contains certain forward-looking statements and information: see "Forward-Looking Information and Statements".

Fund Description

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the western Canadian energy industry. This balanced portfolio of long-life energy infrastructure assets supports the stability and sustainability of the Fund.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders, as and when determined by the Board of Directors of Pembina Pipeline Corporation. Pembina's publicly traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units and PIF.DB.B - 7.35% convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

Fund Strategy

Pembina's principal objective is to provide a stable stream of distributions to Unitholders that are sustainable over the long-term while pursuing opportunities for enhancement through accretive growth. Pembina believes the most prudent manner to achieve this objective is to maintain and to develop assets around our hydrocarbon-liquids services business within western Canada. Pembina plans to further develop this business through the continuous improvement and ongoing expansion of its asset base and the acquisition of quality energy infrastructure assets. To Pembina, "quality" means assets that are imbued with inherent competitive advantages, which are under long-term

contract with credit-worthy customers, and either service or are in close proximity to long-life and economic hydrocarbon reserves. This strategy is intended to generate stable or increasing per-unit cash distributions to Pembina's Unitholders over the long-term.

Pembina's business is structured in three key segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream.

The primary objective for Pembina's conventional pipeline assets is the safe, reliable operations and the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. Margins are maintained through the use of toll management, strict adherence to operating cost controls and by asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, Pembina strives to attract new business to its conventional pipeline systems.

Pembina has leveraged its uniquely positioned infrastructure and operating knowledge in the oil sands sector to pursue future opportunities in this key development area. Pembina's existing oil sands assets, and those currently under development, offer fully contracted and long-term returns which provide a secure stream of stable cash flow to the Fund. The further expansion of Pembina's business interests in this area is a priority.

The ongoing expansion of Pembina's midstream business is a strategic objective. Pembina continues to initiate new terminalling, storage and hub services over segments of its conventional pipeline systems. Pembina anticipates that this integration strategy will produce significant benefits to both pipeline customers and to Unitholders of the Fund, by expanding the range of services offered, extending the economic life of Pembina's conventional asset base and by providing substantial revenue enhancement potential.

Results from Operations

Conventional Pipelines

(In millions of dollars, except where noted)	**3 Months Ended June 30, 2007**	3 Months Ended June 30, 2006	% Change	**6 Months Ended June 30, 2007**	6 Months Ended June 30, 2006	% Change
Average throughput (mbbls/d)	**443.8**	443.5	0.1	**451.6**	448.9	0.6
Revenue	**$ 60.2**	$ 54.7	10.1	**$ 122.2**	$ 111.1	10.0
Operating expenses	**22.8**	22.5	1.3	**47.0**	45.3	3.8
Net operating income [1]	**37.4**	32.2	16.1	**75.2**	65.8	14.3
Capital expenditures [2]	**20.8**	14.9	39.6	**43.8**	26.9	62.8
Operating expenses ($/bbl)	**0.53**	0.52	1.9	**0.54**	0.52	3.8
Average revenue ($/bbl)	**1.40**	1.26	11.1	**1.40**	1.27	10.2

[1] Refer to "Non-GAAP Measures" below.
[2] Maintenance capital in 2006 has been reclassified to development capital for comparative purposes.

An average of 443,800 bbls/d were transported on Pembina's conventional pipeline systems during the second quarter of 2007 and an average of 451,600 bbls/d year-to-date 2007, marginally higher than the same periods in 2006. The Alberta pipeline systems transported an average of 421,100 bbls/d during the second quarter of 2007 and 427,200 bbls/d year-to-date 2007, consistent with volumes transported year-over-year. The provincially regulated British Columbia (BC) gathering pipelines transported volumes of 30,100 bbls/d during the second quarter of 2007 and 30,600 bbls/d year-to-date 2007, down from 31,400 bbls/day and 32,600 bbls/d for the comparable periods of 2006. During the second quarter of 2007 the Western system transported 22,700 bbls/d and 24,400 bbls/d year-to-date 2007, up 32 percent and 11 percent respectively, when compared to the same periods of 2006.

During the second quarter, Pembina completed three new pipeline connections and one facility upgrade on its Alberta pipeline systems. These growth opportunities and ongoing industry development of some of Pembina's mature service areas have offset the natural declines in conventional receipts in recent years. Receipts on Pembina's Peace, Drayton Valley and Swan Hills pipeline systems were lower than expected during the second quarter of 2007 due to a fire at an Edmonton refinery, the delayed startup of new connections, seasonal road bans and scheduled

maintenance. The Calven pipeline connection and the three Nisku battery connections, which produced volumes closer to their targeted levels, contributed to improved receipts late in the second quarter of 2007.

Construction of the $32 million product segregation facilities on the Drayton Valley pipeline is nearing completion and Pembina expects this new service to come on stream during the third quarter of this year. Pembina also progressed work on the $25 million Peace product segregation project, which is expected to come into service in early 2008. These product segregation facilities will enable Pembina to maintain or enhance the stream quality and associated product pricing.

Shippers elected to transport a larger portion of product west on the Western system rather than east on Pembina's Peace system which, during the first half of 2007, contributed to the large year-over-year increases in transported volumes on the Western system for the second quarter 2007 and year-to-date periods. The British Columbia Utilities Commission (BCUC) accepted, on an interim basis, Pembina's toll application effective July 1, 2007. Pembina is in discussions with shippers with respect to the interim tolls and expects a recalculation in the third quarter. The interim tolls are calculated in accordance with the established BCUC tolling methodology for the Western system and Pembina expects that revenue will increase on this system over the last half of 2007.

The conventional systems generated revenue of $60.2 million during the second quarter of 2007 and $122.2 million year-to-date up from $54.7 million and $111.1 million, respectively, a year earlier. The Alberta systems earned revenue of $53.4 million during the second quarter which was 10 percent higher than the second quarter of 2006. Year-to-date revenue generated by the Alberta systems was 11 percent higher than the first six months of 2006. Average revenue per barrel on the Alberta systems of $1.39 during the first six months of 2007 was up 14 cents per barrel from the average for the same period of 2006. Toll adjustments were implemented on certain systems at the beginning of the year in response to higher operating and maintenance costs.

Oil Sands Infrastructure

(In millions of dollars, except where noted)	**3 Months Ended June 30, 2007**	3 Months Ended June 30, 2006	% Change	**6 Months Ended June 30, 2007**	6 Months Ended June 30, 2006	% Change
Average throughput (mbbls/d) [1]	**525.0**	389.0	35.0	**525.0**	389.0	35.0
Revenue	**$ 15.4**	$ 13.7	12.4	**$ 29.9**	$ 28.4	5.3
Operating expenses	**5.5**	4.2	31.0	**10.5**	9.9	6.1
Net operating income [2]	**9.9**	9.5	4.2	**19.4**	18.5	4.9
Capital expenditures	**42.3**	16.2	161.1	**107.7**	42.7	152.2
Operating expenses ($/bbl) [3]	**0.23**	0.19	21.1	**0.20**	0.24	(16.7)
Average revenue ($/bbl) [3]	**0.63**	0.62	1.6	**0.58**	0.69	(15.9)

[1] Contracted capacity. Actual average throughput was 268,200 bbls/d in the second quarter of 2007.
[2] Refer to "Non-GAAP Measures" below.
[3] Calculation uses actual average throughput.

Pembina's oil sands infrastructure consists of: the Syncrude Pipeline which provides dedicated service to Syncrude, the world's largest crude oil producer from oil sands; the Cheecham Lateral pipeline which delivers synthetic crude oil to a facility near Cheecham Alberta; and, the Horizon Pipeline which is currently under construction and will provide dedicated service to Canadian Natural Resource Limited's Horizon Project beginning mid-2008.

Pembina's fully contracted Syncrude Pipeline generated revenue of $14.3 million during the second quarter of 2007, 4 percent higher than the same quarter of the prior year. Year-to-date 2007 revenue of $27.9 million was slightly lower than the first six months of the prior year, reflecting lower flow-through operating costs than in 2006. Actual throughputs on the Syncrude Pipeline averaged 268,200 bbls/d during the second quarter, 9 percent higher than the second quarter of 2006. The Syncrude Pipeline has a transportation capacity of 389,000 bbls/d and is fully contracted to the Syncrude owners. Revenue on this pipeline is contracted to recover operating costs and earn a return on invested capital, therefore is not impacted by actual pipeline receipts.

The Cheecham Lateral pipeline was filled and became operational during the month of April 2007. This pipeline generated $1.2 million of revenue during the second quarter of 2007 and has generated $2.1 million year-to-date.

The Cheecham Lateral has a capacity of 136,000 bbls/d and is fully-contracted to shippers therefore, returns on this pipeline are not throughput dependent.

Construction and planning activities for the Horizon Pipeline continued on schedule during the second quarter of 2007. Pembina began the second phase of construction on this new pipeline service during the quarter, following completion of the initial phase earlier in the year. Pembina is committed to working collaboratively with its customer, Canadian Natural Resources Ltd., on this project to ensure that the project continues on schedule. Pembina expects completion of the second phase of construction this summer and the final phase of construction is expected to be completed during the upcoming winter season. Final completion is targeted for July 1, 2008. The Horizon Pipeline will have a capacity of 250,000 bbls/d and will provide fully-contracted, exclusive transportation service to Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometres north of Fort McMurray, to Edmonton, Alberta. Returns generated by this fully-contracted service will be independent of actual throughput and operating costs.

Midstream Business

(In millions of dollars, except where noted)	**3 Months Ended June 30, 2007**	3 Months Ended June 30, 2006	% Change	**6 Months Ended June 30, 2007**	6 Months Ended June 30, 2006	% Change
Revenue [1]	**$ 17.8**	$ 12.6	41.3	**$ 37.7**	$ 22.9	64.6
Operating expenses	**2.4**	1.0	140.0	**4.4**	2.1	114.3
Net operating income [2]	**15.4**	11.6	32.8	**33.3**	20.8	59.6
Capital expenditures [3]	**0.6**	10.4	(94.2)	**0.9**	10.8	(91.7)

[1] Net of $32.9 million in product purchase expense for the second quarter 2007 ($2.6 million in the second quarter of 2006) and $49.5 million year-to-date ($2.6 million year-to-date 2006).
[2] Refer to "Non-GAAP Measures" below.
[3] Maintenance capital in 2006 has been reclassified to development capital for comparative purposes.

Pembina's midstream business segment exploits the value inherent in our extensive high-quality asset base while enhancing the services offered to customers. The midstream business consists of Pembina's 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility and the wholly-owned terminalling, storage and hub services operated across segments of Pembina's conventional pipeline systems.

Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of an agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

Midstream services are now offered on Pembina's Swan Hills, Cremona and Drayton Valley pipeline systems. Substantial growth in this business segment over the past 18 months has resulted in another material year-over-year increase in cash flow contribution. During the second quarter of 2007, Pembina's midstream business generated revenue and net operating income of $18 million and $15 million respectively, representing a 41 percent and 33 percent increase over the same quarter of the prior year. Pembina expects this upward trend in results to continue as midstream operations on the Drayton Valley system progress to full potential over the next few months and new projects are developed.

Expenses

Operating expenses totaled $30.7 million during the second quarter of 2007 and $61.9 million for the first half of the year, up from operating expenses incurred during the same periods of 2006 of $27.7 million and $57.3 million, respectively. Operating costs on the conventional pipeline systems totaled $47 million during the first half of 2007, up from $45.3 million incurred during the first half of 2006. On a per barrel of throughput basis, operating expenses on the conventional systems averaged 53 cents for the quarter compared to 52 cents during the same quarter of 2006.

General and administrative expenses (G&A) of $14.6 million were recorded during the first half of 2007, $0.6 million higher than the previous year. Market-based salary increases together with higher short-term incentives and the introduction of a company-wide long-term incentive program in 2006 reflect Pembina's response to competitive employment pressures. Pembina expects G&A expenditures to approximate 11 percent of net operating income in 2007 compared to 11.8 percent in 2006.

Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date.

The Fund declared distributions of $0.33 per Trust Unit, or $42.9 million in aggregate during the second quarter of 2007, compared to $0.2850 per Trust Unit, or $34.6 million in aggregate, paid in the second quarter of 2006. Under Canadian tax laws, a component of the Fund's cash distributions are taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. Pembina estimates that 85 percent of the distributions declared in 2007 will be taxable and 15 percent will be a return of capital for Canadian tax purposes. For purposes of calculating the capital gains upon disposition of the Trust Units, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit for Canadian tax purposes. Pembina's distributions are subject to current domestic tax laws which require a withholding tax from distribution income to non-residents of Canada.

Cash Distributions to Unitholders

(in thousands of dollars, except where noted)	**3 Months Ended June 30, 2007**	3 Months Ended June 30, 2006	**6 Months Ended June 30, 2007**	6 Months Ended June 30, 2006
Cash flow from operations	**$ 42,180**	$ 26,055	**$ 89,087**	$ 70,319
Add/(deduct):				
Maintenance capital expenditures		(934)		(1,356)
Employee future benefits expense	**(1,211)**	(2,899)	**(2,559)**	(3,241)
Employee future benefits contributions	**3,059**	1,675	**3,059**	3,350
Changes in non-cash working capital	**1,545**	7,868	**4,128**	(1,574)
Other	**(409)**	(91)	**(886)**	(181)
Distributable cash[1]	**$ 45,164**	$ 31,674	**$ 92,829**	$ 67,317
(Increase) decrease in distribution reserve	**$ (2,274)**	$ 2,893	**$ (7,841)**	$ 820
Cash distributions to Unitholders	**$ 42,890**	$ 34,567	**$ 84,988**	$ 68,137
Cash distributions to Unitholders per Trust Unit	**$ 0.3300**	$ 0.2850	**$ 0.6600**	$ 0.5700
Diluted cash distributions to Unitholders per Trust Unit	**$ 0.3272**	$ 0.2803	**$ 0.6321**	$ 0.5498

[1] Refer to "Non-GAAP Measures" below.

Pembina maintains a notional distribution reserve in order to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. Therefore, not all available cash is distributed to Unitholders but instead a portion of the Fund's distributable cash is used to reduce bank indebtedness. Pembina's business operations and interests during the second quarter of 2007 generated a $2.3 million increase in the distribution reserve, resulting in a notional balance of $28.9 million at June 30, 2007. The payout ratio for the six months ended June 30, 2007 was 92 percent, comparable to the same period of the prior year excluding the impact of the management internalization. Pembina estimates that the full year payout ratio will approximate 92 percent, as compared to 96 percent in 2006. Pembina calculates the payout ratio as the percentage of distributable cash, prior to distribution reserve adjustments, that is distributed to Unitholders. See "Non-GAAP Measures".

Liquidity and Capital Resources

Pembina's bank facilities as at June 30, 2007 consisted of an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At June 30, 2007, Pembina had $97.7 million drawn, leaving $162.3 million of undrawn capacity on the $260 million of established facilities. There are no repayments due over the term. Borrowings bear interest at either prime lending rates or are based on bankers acceptances plus applicable margins. The margins are based on the credit rating of the senior unsecured debt of Pembina Pipeline Corporation and range from 0.50 percent to 1.50 percent. Other debt includes $89.7 million in Senior Secured Notes due 2017, $175 million in Senior Unsecured Notes due 2014, $75 million of Floating Rate Senior Unsecured Notes due 2009 and $200 million in Senior Unsecured Notes due 2021. At June 30, 2007, Pembina had long-term debt of $637.5 million (excluding transaction costs), compared to $598.9 million (excluding transaction costs) at March 31, 2007 and $553.4 million (excluding transaction costs) at December 31, 2006. This long-term debt, together with $57.9 million of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 25 percent. This compares to a ratio of 24 percent at the end of 2006.

Subsequent to the end of the second quarter, on July 24, 2007 the revolving credit facilities were increased from $230 million to $500 million for a period of five years to July 24, 2012. In addition, the $30 million operating facility was extended to July 24, 2008.

Net debt financing costs of $7.1 million were recorded during the second quarter of 2007, and $14.3 million for the first half of 2007 compared with $5.4 million and $11.2 million during the same periods of 2006. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At June 30, 2007, Pembina had an interest rate swap in place on a principal amount of $60 million at an average rate of 5.2 percent and an average term to maturity of 0.9 years, maturing in June 2008. The mark-to-market value of the swap represented an unrealized gain of $0.3 million at June 30, 2007. Pembina has fixed interest on approximately 82 percent of its long-term debt as at the end of the second quarter of 2007 in order to minimize exposure to rising interest rates.

Pembina considers the maintenance of investment grade credit agency ratings as critical to its ongoing ability to access capital markets on attractive terms. The rating systems employed by the agencies referenced below recognize the stable profile of Pembina's assets and financial results and the sustainability of the per Trust Unit distributions of the Fund. The Dominion Bond Rating Service Ltd. (DBRS) stability rating system measures the volatility and sustainability of distributions per Trust Unit. DBRS has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Standard & Poor's (S&P) rates Pembina Pipeline Corporation as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. S&P also rates the Fund and has a current rating of SR-2. According to S&P's rating system, which rates distributable cash on a scale of SR-1 to SR-7, SR-2 rated funds are considered to have very high stability and debt instruments rated BBB have adequate protection parameters.

Contractual Obligations

The Fund is committed to annual payments as follows:

($ thousands)	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**After 5 years**
Office and vehicle leases	$ 12,992	$ 3,012	$ 4,659	$ 3,402	$ 1,919
Long-term debt	637,465	6,193	96,515	74,868	459,889
Convertible debentures	57,882		57,882		
Construction commitments	203,647	91,262	112,385		
Total contractual obligations	$ 911,986	$ 100,467	$ 271,441	$ 78,270	$ 461,808

Pembina is contractually committed to the construction and the operation of the Horizon Pipeline. Construction of the Horizon Pipeline is underway and is currently projected to cost $350 million, with $146.4 million of that amount expended to June 30, 2007. Pembina expects to utilize its undrawn bank facilities to finance the remaining costs of the Horizon Pipeline.

Capital Expenditures ($ millions)	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Development capital [1]				
Conventional pipelines	**$ 20.8**	$ 14.9	**$ 43.8**	$ 26.9
Oil Sands infrastructure	**42.3**	16.2	**107.7**	42.7
Midstream business	**0.6**	10.4	**0.9**	10.8
Total development capital [1]	**$ 63.7**	$ 41.5	**$ 152.4**	$ 80.4

[1] Maintenance capital in 2006 has been reclassified to development capital for comparative purposes.

During the second quarter of 2007, Pembina expended $63.7 million on capital projects, up from $41.5 million in the same quarter last year. Year-to-date 2007 capital spending of $152.4 million was up significantly from $80.4 million expended during the same period of the previous year. Capital expenditures of $20.8 million on the conventional systems during the quarter related to new connections, system and instrumentation upgrades as well as the Drayton Valley product segregation facilities. Oil sands spending totaled $42.3 million in the second quarter and $107.7 million for the first half of 2007, up significantly from the $16.2 million and $42.7 million expended during the same periods of 2006. Of the oil sands related capital expenditures during the second quarter of 2007, $39.4 million was related to Horizon Pipeline construction, $2.8 million was spent on the Cheecham Lateral and $1.7 million was invested in upgrades on the Syncrude Pipeline. These expenditures were offset by a reclassification to "other expenses" on the statement of earnings related to the condensate project. Spending in the midstream business segment of $0.9 million year-to-date related mainly to operations equipment. Capital expenditures are financed utilizing Pembina's existing credit facilities. With respect to capital expenditures on the Cheecham Lateral pipeline, under the terms of the contract governing the project, all capital expended over the contracted project cost of $36.5 million is recoverable. Pembina anticipates that the Cheecham capital recovery will be approximately $10 million. Pembina has also recovered $5.6 million from the proposed condensate pipeline customers.

Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan (DRIP) raised $24.1 million during the second quarter of 2007 through the issuance of 1,590,145 Trust Units, compared with $20.5 million in the second quarter of 2006 through the issuance of 1,286,970 Trust Units. DRIP proceeds totaled $47.2 million through the issuance of 3,114,798 Trust Units for the first six months of 2007, up from the same period of last year when $33.8 million was raised under the DRIP through the issuance of 2,118,527 Trust Units. As of June 30, 2007, Pembina has prorated its DRIP to zero as it prefers not to raise further equity investment at this time given the increase in bank facilities offers a lower cost of financing for the Fund. Pembina has sufficient bank facilities to fund current projects and may resume the plan in the future should it desire to raise new equity.

The Fund's Trust Units, together with the one remaining series of convertible debentures, are traded on the Toronto Stock Exchange. Pembina's 7.50 percent convertible debentures matured on June 30, 2007. The remaining balance of $0.4 million convertible debentures were converted into Trust Units at $15.26 per Trust Unit.

	July 30, 2007	June 30, 2007	June 30, 2006
Trust Units Outstanding	**131,915,247**	131,388,042	122,029,824
Average Daily Volume (Units per day) [1]	**191,966**	251,200	240,000
Unit Trading Price ($/Unit)	**$ 16.68**	$ 15.96	$ 16.25
Principal Amount of Debentures Outstanding ($millions)	**$ 54.6**	$ 60.5	$ 96.1
7.35% Convertible Debentures Trading Price [2]	**$ 134.57**	$ 126.55	$ 149.65
Total Market Value of Securities Outstanding ($millions)	**$ 2,892.40**	$ 2,173.40	$ 2,111.0
Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit):			
7.35% Convertible Debentures maturing December 31, 2010		$ 12.50	

[1] Based on the 20 trading days from July 1 to July 30, 2007, inclusive.

[2] Full conversion to Trust Units of the remaining principal amount of the debenture issue as at July 30, 2007 would result in the issuance of 4.4 million Trust Units.

As at June 30, 2007, non-resident holdings in the Fund totaled approximately 18 percent. This level is within the 49 percent restriction on non-resident ownership in the Fund imposed by Pembina's Declaration of Trust and is consistent with the requirements of the Income Tax Act (Canada).

Critical Accounting Estimates and Changes in Accounting Principles and Practices

Newly issued accounting standards by the Canadian Institute of Chartered Accountants relating to financial instruments, hedges and comprehensive income were adopted by the Fund effective January 1, 2007. As a result of these new standards, a new category, accumulated other comprehensive income, forms part of Unitholders' Equity and certain unrealized gains or losses on derivatives designated as cash flow hedges are reported in accumulated other comprehensive income until realization.

At June 30, 2007, accumulated other comprehensive income totaled $14.4 million and consisted of an unrealized gain of $14.2 million, net of future income taxes, related to a 16 MW per hour power swap with an expiry date of December 31, 2010. The Fund also has an interest rate swap of $60 million as at June 30, 2007 with a fair value of $0.2 million, net of future income taxes. The new accounting standard related to hedges requires the Fund to fair value the hedging item, with the changes recorded through comprehensive income for any hedges designated as cash flow hedges. Hence, there is no impact on net earnings. The Fund's interest rate and power swaps have been designated as cash flow hedges as at June 30, 2007. The commodity swaps have been designated as fair value hedges with changes in fair value recognized in net earnings. As at June 30, 2007, the effect to net earnings is negligible.

In the second quarter of 2007, Management reviewed its estimated net present value of its asset retirement obligations based on the potential future liability adjusted for inflation.

Management recognizes the fair value of an estimated asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The estimated fair value is recorded as a long-term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual cost incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

The total future liability (adjusted for 5 percent inflation per annum; previously 3 percent) was revised to $346 million (2006 - $187 million) increasing the asset retirement obligation and corresponding long-lived assets by $29 million to a total estimated obligation of $60 million as at June 30, 2007. The increase in undiscounted future costs primarily reflects an increase in projected above-ground facilities removal and abandonment costs and an increase in potential environmental costs. In the second quarter of 2007, management increased these costs to reflect an increase in demolition and labour costs associated with preparing a facility for removal. Additionally, potential environmental costs were also increased to reflect a more detailed site by site analysis.

The obligations are expected to be paid over the next 50 years with substantially all being paid after 30 years. The fund used credit adjusted risk free rates ranging from 5.95 percent to 7.4 percent to calculate the present value of the asset retirement obligation.

The recent enactment of Bill C-52 relating to trust tax has no additional impact on the Future income tax liability. The Fund has no timing differences other than those of its subsidiaries that are fully reflected in the Future income tax liability and, as the tax basis of the Fund's investment in its subsidiaries far exceeds the cost basis it is not appropriate to record the benefit of a future tax asset of this nature.

There were no changes in Pembina's other critical accounting estimates and practices that affected the disclosure of or the accounting for its operations for the quarter ended June 30, 2007. Such critical accounting estimates are presented in Management's Discussion and Analysis for the year ended December 31, 2006.

New Developments and Outlook

Pembina has been successful in attracting new business opportunities on its conventional pipeline systems and has a number of new projects under development on these systems. Three new pipeline connections became operational during the second quarter and Pembina expects an additional four new connections to come on-stream in the coming months.

During the second quarter of 2007, Pembina began preliminary work on a proposed pipeline project targeting Nipisi Lake and Seal area heavy oil producers, in response to industry demand for reliable diluent and take-away capacity from this region. The project could include a 22,000 bbls/d diluent pipeline and a 100,000 bbls/d heavy oil diluent pipeline. The total new capital is estimated at approximately $325 million. Should Pembina receive shipper commitments and proceed with the project, Pembina expects to use a combination of existing infrastructure and new facilities to provide transportation service to and from these areas. Pembina expects to seek firm commitments by the end of 2007, and targets a potential start-up date as early in 2009.

Pembina anticipates that its midstream business will continue to contribute significant operating income and present further opportunities for expansion in the coming quarters. Plans to offer new services, including full service terminals, are being explored on various pipeline systems. Pembina has also recently executed a joint venture agreement for the construction of a treatment and disposal facility with a partner.

During the second quarter of 2007, Pembina continued its efforts to effect positive amendment of the proposed trust tax legislation. In its role as primary spokesperson for the Canadian Energy Infrastructure Group (CEIG), Pembina made presentations before both the House of Commons Standing Committee on Finance and the Senate. Despite the disappointing outcome, with the legislation implementing the trust tax (Bill C-52) passed without amendment on June 22, 2007, Pembina expects to continue to deliver on its business plan and is reviewing options to mitigate the effect of the trust tax in 2011.

Pembina's ability to deliver reliable distributions to its Unitholders, which have increased historically, is supported by its stable operations and its success at profitably developing its business. In January 2007, Pembina implemented a 10 percent increase in its monthly distribution rate from 9.5 cents per Trust Unit to 11 cents per Trust Unit, or $1.32 on an annualized basis. Effective with the August 2007 distribution (which is to be paid in September 2007 to Unitholders of record on August 31, 2007), Pembina will again increase its distribution rate by a further 9 percent to 12 cents per Trust Unit per month, or a total of $1.44 per Trust Unit on an annual basis.

Since our initial public offering in October 1997, Pembina has distributed a total of $915 million, or $10.075 per Trust Unit, on a $10.00 per unit original issue price. We have met our distribution objective in each year of our public history. Pembina has an established reputation for stable operations and a record of consistent and growing distributions. Continuing growth in all three of our business segments has enabled the above referenced increase in our distribution rate and, the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to meet our objectives.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2006, and in the Fund's Annual Information Form for the year ended December 31, 2006. See "Additional Information" below.

Selected Quarterly Information

	2007		2006				2005		
(in thousands of dollars, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue[1]	93,426	96,359	88,062	85,326	80,924	81,506	77,644	73,100	70,120
Operating expenses	30,718	31,192	32,534	29,171	27,733	29,572	28,520	24,480	24,763
EBITDA[2]	53,676	56,271	49,626	50,261	39,554	44,732	45,027	44,558	40,207
Cash flow from operations	42,180	46,907	41,111	32,430	26,055	44,264	17,517	34,259	23,984
Net earnings	30,951	29,388	27,231	24,563	16,940	20,150	21,705	19,778	14,373
Net earnings per Trust Unit ($/Unit):									
Basic and diluted	0.24	0.23	0.22	0.20	0.14	0.17	0.19	0.18	0.14
Cash distributions to Unitholders	42,890	42,098	37,687	36,461	34,567	33,570	29,667	29,099	27,474
Cash distributions to Unitholders per Trust Unit									
Basic	0.3300	0.3300	0.3000	0.2950	0.2850	0.2850	0.2625	0.2625	0.2625
Diluted	0.3272	0.3219	0.2954	0.2902	0.2803	0.2786	0.2527	0.2599	0.2556
Trust Units outstanding (thousands):									
Weighted average (basic)	129,966	127,568	125,625	123,576	121,289	117,784	113,019	110,845	104,660
Weighted average (diluted)	135,274	135,206	132,842	131,501	130,033	129,664	128,226	128,621	126,104
End of period	131,388	128,247	126,218	124,262	122,030	119,816	113,897	111,938	104,949

[1] Net of product purchases.
[2] Refer to "Non-GAAP Measures" below.

Net earnings of $30.9 million were recorded during the second quarter of 2007, compared to $16.9 million and $14.4 million over the same periods in 2006 and 2005 representing a substantial increase of 83 percent and 115 percent, respectively.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last nine quarters. Variations in this trend result from one-time events and expected seasonal factors which impact pipeline receipts and operating expenses, occurring most frequently during the second quarter of each year. Such events and factors include, but are not limited to, regularly scheduled facilities maintenance, road bans and weather-related impact on receipts and spending patterns.

Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the term "distributable cash" to refer to the amount of cash that is to be available for distribution to the Fund's Unitholders. Distributable cash is used as a financial measure as it adjusts for timing differences in non-cash working capital and for non-cash items charged to earnings that the Fund considers to be unavailable for distribution. "Distributable cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributable cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributable cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization), "net operating income" (revenues less operating expenses), "payout ratio" (the Fund's cash distributions to Unitholders divided by its distributable cash) and "enterprise value" (the Fund's market capitalization plus long-term debt) are not recognized under Canadian GAAP. Management believes that in addition to earnings, EBITDA, net operating income, payout ratio and enterprise value are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed, how the results are taxed and measured and, in the case of enterprise value, the aggregate value of the Fund. Investors should be cautioned, however, that EBITDA, net operating income, payout ratio and enterprise value should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

Forward-Looking Information and Statements

The information contained in this press release contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "strives", "estimates", "continue", "designed", "objective", "maintain", "schedule" and similar expressions. In particular, this press release contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina's conventional pipelines, oil sands infrastructure and midstream operations; potential revenue enhancement; maintenance of operating margins; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections and other initiatives on our conventional system; expected project start-up and construction dates; future distributions, payout ratios and taxation of distributions; the future development of the condensate projects; the expansion of midstream services; and the future tax treatment of the Fund and income trusts. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments, construction delays and labour and material shortages, and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

consolidated balance sheets

(In thousands of dollars)

	June 30 2007 (Unaudited)	Dec. 31 2006
Assets		
Current assets:		
Cash	$	$ 1,861
Accounts receivable	**48,974**	44,947
	48,974	46,808
Property, plant and equipment	**1,394,201**	1,257,729
Goodwill and other	**361,705**	371,667
Derivative financial instruments (note 1)	**20,097**	
	$ 1,824,977	$ 1,676,204
Liabilities and Unitholders' Equity		
Current liabilities:		
Bank indebtedness	**$ 4,358**	$
Accounts payable and accrued liabilities	**37,329**	37,411
Distributions payable to Unitholders	**14,453**	12,622
Current portion of long-term debt	**6,193**	5,973
Current portion of convertible debentures		15,133
	62,333	71,139
Long-term debt	**623,016**	547,396
Convertible debentures	**57,882**	61,679
Asset retirement obligations	**60,265**	29,889
Future income taxes	**109,291**	113,617
	912,787	823,720
Unitholders' equity:		
Trust Units (note 3)	**1,305,799**	1,235,809
Deficit	**(407,974)**	(383,325)
Accumulated other comprehensive income (note 1)	**14,365**	
	912,190	852,484
	$ 1,824,977	$ 1,676,204

See accompanying notes to the consolidated financial statements

consolidated statements of earnings and deficit

(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Revenues:				
Conventional pipelines	$ 60,190	$ 54,685	$ 122,175	$ 111,094
Oil Sands infrastructure	15,450	13,660	29,928	28,411
Midstream business	50,733	15,154	87,218	25,500
	126,373	83,499	239,321	165,005
Expenses:				
Operations	30,718	27,733	61,910	57,305
Product purchases	32,947	2,575	49,536	2,575
General and administrative	7,875	7,264	14,596	13,984
Management fee		519		1,027
Depreciation and amortization	20,999	21,937	41,546	43,504
Accretion on asset retirement obligations	594	347	1,002	698
Internalization of management contract	781	6,000	1,339	6,000
Other	376	(146)	1,993	(173)
	94,290	66,229	171,922	124,920
Earnings before interest and taxes	32,083	17,270	67,399	40,085
Interest on long-term debt	7,134	5,371	14,315	11,174
Interest on convertible debentures	1,378	1,880	2,803	4,440
Earnings before taxes	23,571	10,019	50,281	24,471
Income tax reduction	(7,380)	(6,921)	(10,058)	(12,619)
Net earnings	30,951	16,940	60,339	37,090
Deficit, beginning of period	(396,035)	(343,345)	(383,325)	(329,925)
Distributed cash	(42,890)	(34,567)	(84,988)	(68,137)
Deficit, end of period	$ (407,974)	$ (360,972)	$ (407,974)	$ (360,972)
Earnings per Trust Unit				
Basic	$ 0.24	$ 0.14	$ 0.47	$ 0.31
Diluted	$ 0.24	$ 0.14	$ 0.45	$ 0.31

See accompanying notes to the consolidated financial statements

consolidated statement of comprehensive income

(Unaudited)

(In thousands of dollars)

	3 Months Ended June 30, 2007	6 Months Ended June 30, 2007
Net earnings for the period	$ 30,951	$ 60,339
Other comprehensive income:		
Unrealized gain on derivative instruments designated as cash flow hedges, net of tax of $0.5 million and $3.3 million, respectively	1,535	9,317
Total comprehensive income	$ 32,486	$ 69,656
Accumulated other comprehensive income (note 1):		
Opening balance (net of tax of $5.2 million and $2.4 million)	$ 12,830	$ 5,048
Unrealized gain on derivative instruments designated as cash flow hedges, net of tax of $0.5 million and $3.3 million, respectively	1,535	9,317
Balance, end of period, net of tax of $5.7 million	$ 14,365	$ 14,365

See accompanying notes to the consolidated financial statements

consolidated statements of cash flows

(Unaudited)

(In thousands of dollars)

	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006	**6 Months Ended June 30, 2007**	6 Months Ended June 30, 2006
Cash provided by (used in):				
Operating activities:				
Net earnings	**$ 30,951**	$ 16,940	**$ 60,339**	$ 37,090
Items not involving cash:				
Depreciation and amortization	**20,999**	21,937	**41,546**	43,504
Accretion on asset retirement obligations	**594**	347	**1,002**	698
Future income tax reduction	**(7,380)**	(6,616)	**(10,058)**	(12,619)
Employee future benefits expense	**1,211**	2,899	**2,559**	3,241
Trust Unit based compensation expense	**209**		**486**	
Other	**200**	91	**400**	181
Employee future benefits contributions	**(3,059)**	(1,675)	**(3,059)**	(3,350)
Changes in non-cash working capital	**(1,545)**	(7,868)	**(4,128)**	1,574
Cash flow from operations	**42,180**	26,055	**89,087**	70,319
Financing activities:				
Bank borrowings	**40,018**	17,110	**87,024**	43,495
Issue cost of senior unsecured notes		(29)		(3,734)
Repayment of senior secured notes	**(1,479)**	(1,376)	**(2,932)**	(2,727)
Issue of Trust Units on exercise of options	**1,843**	350	**3,404**	2,525
Issue of Trust Units under Distribution Reinvestment Plan	**24,053**	20,472	**47,170**	33,778
Distributions to Unitholders - current year	**(42,545)**	(34,356)	**(70,535)**	(56,544)
Distributions to Unitholders - prior year			**(12,622)**	(9,966)
	21,890	2,171	**51,509**	6,827
Investing activities:				
Capital expenditures	**(65,230)**	(41,517)	**(146,682)**	(80,424)
Changes in non-cash working capital	**(1,176)**	8,491	**(133)**	6,208
	(66,406)	(33,026)	**(146,815)**	(74,216)
Change in cash	**(2,336)**	(4,800)	**(6,219)**	2,930
Cash (bank indebtedness), beginning of period	**(2,022)**	419	**1,861**	(7,311)
Bank indebtedness, end of period	**$ (4,358)**	$ (4,381)	**$ (4,358)**	$ (4,381)
Other cash disclosures:				
Interest on long-term debt paid	**$ (9,083)**	$ (8,980)	**$(19,034)**	$(13,582)
Interest on convertible debentures paid	**$ (2,581)**	$ (3,547)	**$ (2,581)**	$ (3,786)
Interest capitalized	**$ (2,286)**	$ (1,490)	**$ (3,464)**	$ (2,714)
Taxes paid	**$**	$ (204)	**$**	$ (419)

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. **Significant accounting policies:**

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles for non rate-regulated entities. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006 with the exception of accounting policies relating to newly issued accounting standards by the Canadian Institute of Chartered Accountants. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Fund's consolidated financial statements and the notes thereto for the year ended December 31, 2006. Certain of the prior period's comparative figures have been reclassified to conform with the current period's presentation.

Effective January 1, 2007, the Fund adopted the new accounting policies relating to financial instruments, hedges and comprehensive income. At January 1, 2007, all of the derivative financial instruments in the Fund were designated as cash flow hedges or fair value hedges. Unrealized gains and losses in the fair value of cash flow hedging instruments are recorded in other comprehensive income, net of tax, until recognized in earnings. The fair value of these cash flow hedges are recorded on the Balance Sheet as assets with changes in the fair value of cash flow hedges reflected in accumulated comprehensive income in Unitholders' equity with no impact on net earnings for the period. The Fund has interest rate swap and power swap hedges that are all designated as cash flow hedges. The commodity swaps have an insignificant value that has been recorded in period earnings.

The new rules require the recording of hedging derivatives at fair value. Prior to January 1, 2007, derivatives that qualified as accounting hedges were accounted for on an accrual basis.

The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. The Fund will continue to designate hedges as either cash flow hedges or fair value hedges and record the receivable or payable on the derivative as an adjustment to power costs, interest and fee income in the Consolidated Statements of Earnings over the life of the hedge.

Cash flow hedges are used to manage the potential increase or decrease in the price of non-transmission power charges and interest expense on floating debt instruments.

On January 1, 2007, cash flow hedge derivatives were measured at fair value. The portion of the fair value that offset the fair value of the hedged item totaled $7.4 million ($5.0 million after tax) and was recorded in opening accumulated other comprehensive income.

At June 30, 2007, accumulated other comprehensive income totaled $14.4 million and consisted of an unrealized gain of $14.2 million, net of future income taxes, related to a 16 MW per hour power swap with an expiry date of December 31, 2010. The Fund also has an interest rate swap of $60 million as at June 30, 2007 with an unrealized gain of $0.2 million, net of future income taxes.

Effective January 1, 2007, the Fund reclassified transaction costs (deferred financing fees) related to long-term debt previously disclosed in "goodwill and other" to "long-term debt". These reclassified costs amount to $8.3 million as at June 30, 2007.

2. **Business segments:**

The Fund conducts its operations through three operating segments: conventional pipelines, oil sands infrastructure and midstream business.

Conventional pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensate and natural gas liquids in Alberta and British Columbia.

Oil sands infrastructure consists of the Syncrude Pipeline (formerly referred to as the Alberta Oil Sands Pipeline or "AOSPL"), the completed Cheecham Lateral and the Horizon Pipeline. As at June 30, 2007, the Syncrude

Pipeline and the Cheecham Lateral were operational. This operating segment consists of pipelines and related facilities to deliver synthetic crude oil produced from oil sands under long-term cost of service arrangements.

Midstream business consists of the Fund's direct and indirect interest in a storage operation and direct and contractual interests in terminalling, storage and hub services under a mixture of short, medium and long-term contractual agreements.

The financial results of the business segments are as follows:

	Conventional Pipelines	Oil Sands Infrastructure[1]	Midstream Business	Total
Three months ended June 30, 2007				
Revenues:				
Pipeline transportation	$ 60,190	$ 15,450	$	$ 75,640
Terminalling, storage and hub services			50,733	50,733
Revenue before expenses	60,190	15,450	50,733	126,373
Expenses:				
Operations	22,846	5,499	2,373	30,718
Product purchases			32,947	32,947
General and administrative	7,548	327		7,875
Depreciation and amortization	15,711	3,045	2,243	20,999
Accretion on asset retirement obligations	566	28		594
Internalization of management contract	781			781
Other	376			376
	47,828	8,899	37,563	94,290
Earnings before interest and taxes	$ 12,362	$ 6,551	$ 13,170	$ 32,083
Property, plant and equipment	$ 785,583	$ 487,777	$ 120,841	$ 1,394,201
Goodwill and other	$ 208,244	$ 28,300	$ 125,161	$ 361,705

	Conventional Pipelines	Oil Sands Infrastructure[1]	Midstream Business	Total
Six months ended June 30, 2007				
Revenues:				
Pipeline transportation	$ 122,175	$ 29,928	$	$ 152,103
Terminalling, storage and hub services			87,218	87,218
Revenue before expenses	122,175	29,928	87,218	239,321
Expenses:				
Operations	46,962	10,496	4,452	61,910
Product purchases			49,536	49,536
General and administrative	13,942	654		14,596
Depreciation and amortization	31,035	6,029	4,482	41,546
Accretion on asset retirement obligations	948	54		1,002
Internalization of management contract	1,339			1,339
Other	1,993			1,993
	96,219	17,233	58,470	171,922
Earnings before interest and taxes	$ 25,956	$ 12,695	$ 28,748	$ 67,399
Property, plant and equipment	$ 785,583	$ 487,777	$ 120,841	$ 1,394,201
Goodwill and other	$ 208,244	$ 28,300	$ 125,161	$ 361,705

[1] Included in property, plant and equipment are assets under construction for the Horizon Pipeline of $146.4 million.

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
Three months ended June 30, 2006				
Revenues:				
Pipeline transportation	$ 54,685	$ 13,660	$	$ 68,345
Terminalling, storage and hub services			15,154	15,154
Revenue before expenses	54,685	13,660	15,154	83,499
Expenses:				
Operations	22,483	4,206	1,044	27,733
Product purchases			2,575	2,575
General and administrative	6,474	314	476	7,264
Management fee	519			519
Depreciation and amortization	17,222	2,543	2,172	21,937
Accretion on asset retirement obligations	330	17		347
Internalization of management contract	6,000			6,000
Other	(146)			(146)
	52,882	7,080	6,267	66,229
Earnings before interest and taxes	$ 1,803	$ 6,580	$ 8,887	$ 17,270
Property, plant and equipment	$ 750,900	$ 336,328	$ 122,124	$ 1,209,352
Goodwill and other	$ 211,758	$ 28,300	$ 128,807	$ 368,865

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
Six months ended June 30, 2006				
Revenues:				
Pipeline transportation	$ 111,094	$ 28,411	$	$ 139,505
Terminalling, storage and hub services			25,500	25,500
Revenue before expenses	111,094	28,411	25,500	165,005
Expenses:				
Operations	45,293	9,891	2,121	57,305
Product purchases			2,575	2,575
General and administrative	12,495	628	861	13,984
Management fee	1,027			1,027
Depreciation and amortization	34,019	5,019	4,466	43,504
Accretion on asset retirement obligations	664	34		698
Internalization of management contract	6,000			6,000
Other	(173)			(173)
	99,325	15,572	10,023	124,920
Earnings before interest and taxes	$ 11,769	$ 12,839	$ 15,477	$ 40,085
Property, plant and equipment	$ 750,900	$ 336,328	$ 122,124	$ 1,209,352
Goodwill and other	$ 211,758	$ 28,300	$ 128,807	$ 368,865

3. **Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

	Trust Units	Amount
Balance, January 1, 2006	113,897,002	$ 1,073,537
Exercise of Trust Unit options	276,317	3,271
Debenture conversions	7,131,696	81,227
Distribution Reinvestment Plan	4,912,873	76,639
Contributed surplus		1,135
Balance, December 31, 2006	126,217,888	1,235,809
Exercise of Trust Unit options	261,625	3,404
Debenture conversions	1,793,731	18,993
Distribution Reinvestment Plan	3,114,798	47,170
Contributed surplus		423
Balance, June 30, 2007	131,388,042	$ 1,305,799

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the second quarter of 2007 was $30.9 million (2006 - $16.9 million) and for the six months ended June 30, 2007 was $60.3 million (2006 - $37.1 million). The weighted average Trust Units outstanding for the second quarter of 2007 were 129,966,000 Units (2006 - 121,289,000) and for the six months ended June 30, 2007 were 128,774,000 (2006 - 123,576,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The diluted net earnings for the second quarter of 2007 were $30.9 million (2006 - $16.9 million). In computing diluted earnings per Trust Unit, 468,000 Trust Units (2006 - 274,000) were added to the weighted average Trust Units outstanding for the second quarter of 2007 for the dilutive effect of employee Trust Unit options since the effect of convertible debentures was anti-dilutive. Both basic and diluted earnings per Trust Unit are $0.24 for the second quarter of 2007 and $0.14 in 2006. Year-to-date 2007, the diluted net earnings were $63.1 million (2006 - $37.1 million) as the effect on earnings of convertible debentures was dilutive (anti-dilutive for year-to-date 2006). In computing year-to-date diluted earnings per Trust Unit, 10,106,000 Trust Units (2006 - 349,000) were added to the weighted average Trust Units outstanding for the dilutive effect of convertible debentures and employee Trust Unit options (2006 - only the options were dilutive). Basic earnings per Trust Unit was $0.47 for six months ended June 30, 2007 while diluted earnings per Trust Unit was $0.45. Both basic and diluted earnings per Trust Unit are $0.31 for the six months ended June 30, 2006. At June 30, 2007, 4,077,989 options were outstanding, of which 1,804,056 were exercisable (June 30, 2006 - 989,350) at a weighted average price of $13.62 (June 30, 2006 - $12.06).

4. **Internalization of management contract:**

Effective June 30, 2006, the Fund acquired all of the outstanding common shares of Pembina Management Inc. (Manager), the manager of the Fund. Total consideration for the transaction consisted of an initial cash payment of $6 million and a contingent deferred payment payable in 2009 that is linked to future growth in distributable cash per Trust Unit of the Fund. If the future cumulative distributable cash in the period from January 1, 2006, to December 31, 2008 does not exceed $3.42 per Trust Unit ($1.14 per Trust Unit per year), the deferred amount is zero. Every approximate 10 cent per Trust Unit increase in cumulative distributable cash over $3.42 per Trust Unit results in a $1 million increase in purchase price to a maximum of $15 million, which is converted into notional Trust Units based on the weighted-average trading price of the Trust Units for the 20 trading days prior to June 30, 2006 of $15.87 (the closing price). The purchase price will also be adjusted by the distributions payable on the notional Trust Units for the period January 1, 2006 to December 31, 2008, and the change in the value of the Fund's Trust Units from the closing price. No further payments under the share purchase agreement are payable until 2009, however assuming the 2007 and 2008 distributable cash is similar to the period January 1, 2006 to June 30, 2007 levels, the potential deferred payment would be $5.4 million of which $1.3 million has been expensed at June 30, 2007.

5. Subsequent event;

On July 24, 2007, the revolving credit facilities of Pembina Pipeline Corporation were increased from $230 million to $500 million for a period of five years to July 24, 2012. There are no repayments due over the term. In addition, the $30 million operating facility was extended to July 24, 2008. Borrowings bear interest at either prime lending rates or based on bankers acceptances plus applicable margins. The margins are based on the credit rating of the senior unsecured debt of Pembina Pipeline Corporation and range from 0.50 percent to 1.50 percent.

GKN PLC

INTERIM REPORT 2007

EXPECT ≫ MORE

Basis of reporting

The financial statements for the period are shown on pages 8 to 22 and have been prepared using accounting policies which were used in the preparation of audited accounts for the year ended 31 December 2006 and which will form the basis of the 2007 annual report.

Further details on the basis of preparation are shown on page 16.

Measurement and reporting of performance

In this interim report, in addition to statutory measures of profit, we have made reference to profits and earnings excluding the impact of:

- strategic restructuring and impairment charges,
- amortisation of non-operating intangible assets arising on business combinations,
- profits and losses on sale or closure of businesses, and
- changes in fair value of derivative financial instruments,

since we believe they show more clearly the underlying trend in business performance.

Trading profit is defined as operating profit before any of the above.

Closure of business: The 2006 trading profit of the Group, both at the half and full year, has been re-analysed in respect of the results of GKN Sheepbridge Stokes, the UK cylinder liner business which formed a significant component of the Other Automotive segment. The closure of this operation was announced in January 2007. Trading will cease during the second half of the year and its trading results are shown as a separate component of operating profit within the caption 'Profits and losses on sale or closure of businesses'. Sales of the business in the period were £13 million (first half 2006 – £15 million) and are included in total Group sales.

First half 2006 figures have also been re-analysed in respect of amortisation of non-operating intangible assets arising on business combinations. This is now shown as a separate component of operating profit, having previously been included within trading profit on the grounds of materiality.

In the segmental analysis, comparative figures for the Driveline and OffHighway segments have been restated by equal and opposite amounts in respect of two businesses formerly reported in Driveline, the customer and product base of which has become increasingly focused on off-highway applications.

Where appropriate, reference is also made to results excluding the impact of 2006 acquisitions and divestments as well as the impact of currency translation on the results of overseas operations.

Exchange rates used for currencies most important to the Group's operations are:

	Average First Half		Period End		2006 Full Year	
	2007	2006	June 2007	June 2006	Average	Period End
Euro	**1.48**	1.46	**1.49**	1.45	1.47	1.48
US Dollar	**1.97**	1.79	**2.01**	1.85	1.84	1.96

The approximate impact on annual trading profit of a 1% movement in the average rate is Euro – £1.2 million, US Dollar – £0.5 million.

In our internal performance reporting we aggregate our share of sales and trading profits of joint ventures with those of subsidiaries. This is particularly important in assessing sales and profit progress in our Driveline and Other Automotive businesses where significant activity takes place in joint ventures. Reference to these combined figures is made, where appropriate, as 'management sales' and 'management trading profits'.

FINANCIAL PERFORMANCE

	As reported (note 1)			Business performance – see notes (1) and (2) below		
	First Half 2007 £m	First Half 2006 £m	Change £m	**First Half 2007 £m**	First Half 2006 £m	Change
Sales – including share of joint ventures				**2,056**	2,001	3%
Less share of joint ventures				**(125)**	(105)	19%
Sales – subsidiaries	**1,931**	1,896	35	**1,931**	1,896	2%
Trading profit – subsidiaries	**137**	125	12	**137**	125	10%
Operating profit	**113**	129	(16)	**137**	125	10%
Share of joint ventures (post-tax)	**12**	8	4	**12**	8	50%
Net financing costs	**(24)**	(15)	(9)	**(24)**	(15)	(60)%
Profit before tax	**101**	122	(21)	**125**	118	6%
Profit after tax	**101**	104	(3)	**122**	98	24%
Earnings per share – p	**14.2**	14.6	(0.4)	**17.2**	13.8	25%

	First Half 2007 p	First Half 2006 p	Change
Interim dividend per share	**4.3**	4.1	5%

Notes

(1) Comparative figures for the first half of 2006 have been re-analysed in respect of amortisation of non-operating intangible assets arising on business combinations together with losses incurred by the UK cylinder liner business which is in the process of completely ceasing operations. Trading results of this business are shown in the Income Statement within 'Profits and losses on sale or closure of businesses'.

(2) Figures exclude the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on sale or closure of businesses and changes in fair value of derivative financial instruments. These figures represent underlying performance of continuing businesses.

BUSINESS PERFORMANCE HIGHLIGHTS

> Sales up 3%; profit before tax up 6%; and, helped by a lower tax rate, earnings per share up 25%

> At constant currency sales are up 8% and profit before tax up 10%

> Aerospace and OffHighway both deliver double digit sales and profits growth

> Sinter continues to make good progress with higher sales, profits and margins

> Driveline produces steady results in line with expectations

> New business wins across the Group support above sector growth targets

> Dividend increased by 5% to 4.3p

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

GKN is moving into higher gear in 2007 with all our major businesses making good progress.

The strong pound has had a significant impact on the translation of overseas sales and profits in our reported results. Notwithstanding this, on all key business performance measures we are ahead of the same period last year. Underlying Group profit before tax at £125 million is 6% ahead on total sales of £2,056 million which are 3% ahead. At constant exchange rates, sales are up 8% and profit before tax up 10%. Overall margins have improved and earnings per share are also strongly ahead.

Order books have continued to expand. Driveline, Sinter Metals, OffHighway and Aerospace have all been successful in winning levels of new business which fully support our above sector growth targets.

We have also underpinned those growth targets by launching new, technology led products, making selective bolt-on acquisitions and continuing to invest in a stronger emerging markets presence.

GKN is in good shape and looks to the future with confidence.

Board changes

On 1 June, Marcus Bryson and Andrew Reynolds Smith were appointed to the Board as executive Directors. Marcus Bryson has responsibility for the Group's Aerospace business. Andrew Reynolds Smith has responsibility for our Powder Metallurgy, OffHighway and Industrial Distribution Services businesses. In addition, Nigel Stein has assumed executive responsibility at Board level for the Group's Automotive businesses. He will also retain his current post as Finance Director until the appointment of a successor.

Changes in the composition of the Group

The first half results contain a full six months' contribution from a number of acquisitions made during the course of 2006. These were the OffHighway businesses of Hytecomp AB (June), Rockford Powertrain Inc (August) and Liuzhou Steel Rim Factory (November) together with the Aerospace business Stellex Aerostructures Corporation (September).

Comparison with the first half of 2006 is also affected by the disposal of the GKN Driveline subsidiary Fujiwa Machinery Industry (Kunschan) Company ('Fujiwa') which took place in March 2006.

Where appropriate, reference is made to the impact of these acquisitions and divestments in the remainder of this review.

As reported above, on 16 January 2007 we announced the closure of manufacturing operations of GKN Sheepbridge Stokes Ltd and this business will cease trading in September.

On 29 June 2007 the acquisition of the Teleflex Aerospace Manufacturing Group of Teleflex, Inc. was completed. Its results will be consolidated from that date and there has been no impact on Group results for the first half year.

Group performance

Management sales (subsidiaries and share of joint ventures)
£2,056 million (first half 2006 – £2,001 million)

On a management basis (i.e. including the Group's share of joint ventures) sales of continuing businesses totalled £2,056 million compared with £2,001 million in the same period of last year, an increase of £55 million (3%). The adverse impact of currency on translation was £95 million (5%) and there was a net benefit of £57 million (3%) from acquisitions and divestments. The underlying increase was £93 million (5%).

Sales of subsidiaries £1,931 million (first half 2006 – £1,896 million)

Subsidiaries' sales for the period were £1,931 million (first half 2006 – £1,896 million). The effect of exchange rates on the translation of the sales of overseas subsidiaries was £89 million (5%) negative which was partially offset by the net £57 million (3%) positive impact of 2006 acquisitions and divestments. Excluding these factors, sales of continuing subsidiaries increased by £67 million (4%) with increases in all divisions except Other Automotive, where there was a modest reduction.

Share of sales of joint ventures £125 million (first half 2006 – £105 million)

The Group's share of joint venture sales was £125 million compared with £105 million in the first half of 2006. There were no acquisitions or divestments and the impact of exchange rates was £6 million negative. The underlying increase of £26 million (26%) came from strong growth in Driveline's Chinese joint ventures and in Other Automotive where Emitec saw a sharp increase in demand.

Management trading profit (subsidiaries and joint ventures)
£153 million (first half 2006 restated – £136 million)

The aggregated trading profit of subsidiaries and our share of joint ventures rose from £136 million to £153 million, an increase of £17 million (13%). The translational impact of currency was £5 million negative and there was a net benefit of £9 million from acquisitions and divestments. The underlying increase was £13 million (10%) with a 6% improvement in subsidiaries and strong results from Driveline joint ventures as well as the Other Automotive joint ventures of Chassis Systems Ltd and Emitec.

Trading profit of subsidiaries £137 million (first half 2006 restated – £125 million)

Trading profit of continuing subsidiaries rose to £137 million from £125 million (restated) in the first half of 2006. The impact of currency was £4 million negative which was more than offset by a £9 million net positive contribution from acquisitions and divestments. The underlying increase was £7 million, an improvement of 6%. Within this figure, Driveline was £2 million lower, largely as a result of higher raw material costs, not all of which could be recovered, and the impact of material shortages in Europe.

With conditions in most markets generally favourable compared with the same period last year, all other divisions showed progress. However, this was restricted to some extent as higher raw material costs, particularly in Hoeganaes, were only partially offset by cost savings from strategic restructuring and the favourable impact of progress on certain environmental remediation activities.

Share of trading profit of joint ventures £16 million (first half 2006 — £11 million)
The trading profit of joint ventures increased by £5 million (45%) mainly as a result of the higher sales noted above together with the resolution of outstanding pricing issues in Other Automotive.

The Group's share of post-tax profits of joint ventures increased from £8 million to £12 million.

Divisional performance
The Group operates mainly in the global automotive, off-highway and aerospace markets. Virtually the whole of Driveline and Other Automotive sales are in the automotive market to manufacturers of passenger cars and light vehicles. Some 80% of Powder Metallurgy sales are also to this market with the balance to other industrial customers. OffHighway sells to producers of agricultural, construction and industrial equipment whilst Aerospace sells to manufacturers of military and civil aircraft, aircraft engines and equipment. The Group's performance is heavily influenced by conditions in these markets and the current behaviour of both end markets and costs is discussed in the relevant sections of this report.

Automotive

Markets
In general, automotive markets in the period behaved as anticipated earlier this year.

In the mature markets, production of cars and light vehicles in Western Europe was 1.3% higher than the first half of 2006 at 8.5 million vehicles, Japanese production was up by 0.8% to 5.6 million, while North American production was 4.8% lower at 7.8 million.

In emerging markets, recent growth trends continued with China up by 19.8% to 4.0 million vehicles, India 16.5% to 1.0 million and Brazil 5.7% to 1.3 million.

For the full year, Global Insight-DRI forecasts suggest a slightly more positive pattern in mature markets with Western Europe increasing by 1.7%, Japan by 1.8% and North America down by only 1.4%. Global Insight-DRI's year on year forecasts for emerging markets are for sustained growth of 19.5% in China and 8.1% in Brazil but some slowing is anticipated in India to 12%.

Costs
The major raw material for our automotive businesses is steel (bar and scrap) either directly or through steel based products. During the six months to June, prices for scrap steel and nickel were somewhat higher than had been expected and in most cases the increases could not be fully recovered in the period. There have been recently some signs of easing of nickel prices but, in general, input prices for the year as a whole look likely to be slightly higher than previously anticipated.

GKN Driveline *(Subsidiaries' trading profit £71 million; first half 2006 restated – £76 million)*
GKN Driveline comprises GKN Driveshafts, which is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines, Torque Technology, which produces a wide variety of components aimed at actively managing the flow of torque to the driven wheels and Industrial and Distribution Services (IDS). By comparison with 2006, the results of the double universal joint business whose customer and product base has become increasingly focused on off-highway applications are now reported within that segment. Comparative figures have been restated accordingly.

Driveline subsidiary sales in the period were £969 million compared with £999 million in the first half of 2006. The negative impact of currency translation was significant at £47 million and a further £5 million reduction arose as a result of the 2006 divestment of Fujiwa. Excluding these factors, sales increased by £22 million (2%), mainly as a result of improvements in Torque Technology which benefited from the ongoing recovery of Mitsubishi, its major customer. As anticipated, Driveshafts' underlying sales were flat by comparison with the same period of last year.

Driveline subsidiaries' trading profit of £71 million was £5 million lower than the same period of 2006. Currency accounted for £2 million of the reduction and there was a further reduction of £1 million because of divestments. The remaining £2 million reduction largely reflected the flat sales and raw material issues in Driveshafts where, in addition to increased costs, the higher than expected production levels in Europe led to shortages of certain steel products causing operational inefficiencies and some increased costs of distribution. These additional costs were not fully offset by cost savings from the strategic restructuring programme and improvements in Torque Technology and IDS.

Subsidiaries' margin in the period was 7.3% compared with 7.6% in the first half of 2006.

Driveline joint ventures, the principal one being Shanghai GKN Drive Shaft Company Ltd, saw good growth in both sales and profit so that on a management basis (i.e. including the Group's share of joint ventures) total divisional sales showed £32 million (3%) underlying growth to £1,032 million. On the same basis, trading profit of £79 million compared with £82 million in 2006 which reflected a 1% improvement in underlying performance. Margin of 7.7% compared with 7.8% a year earlier.

Early in the half, Driveshafts announced the final stage of its strategic restructuring plan. Costs charged in the period totalled £9 million, with the total for the year still expected to be some £29 million as actions take place in the second half of the year in line with plan. Benefits remain as anticipated earlier in the year.

During the period, Driveshafts was again successful in obtaining new and replacement business and won some 68% (first half 2006 – 75%) of all available sideshaft business, equating to approximately 50% of the total market. Production of countertrack™ joints for two major European vehicle manufacturers will begin in 2008 and annual volume is expected to grow to some 3 million joints by the end of 2010.

The first production application of the division's torque vectoring technology was announced in July. This will be used in volume application in future BMW vehicles, and interest from major vehicle manufacturers in torque vectoring and other axle control technologies is being actively developed.

During the first half, Torque Technology also won business from new customers in China, Europe and South Korea in addition to further orders across all product areas from existing Japanese and US customers.

Other Automotive *(Subsidiaries' trading profit £nil; first half 2006 restated – loss £4 million)*
Following the announced closure of GKN Sheepbridge Stokes the results of which are excluded from the above, subsidiary operations comprise the UK Autostructures business together with the recently established Chinese cylinder liner manufacturer. The businesses manufacture structural chassis components for the passenger car, SUV and light vehicle markets in Western Europe and engine cylinder liners for the North American and, increasingly, Chinese truck markets.

Excluding GKN Sheepbridge Stokes, sales in the period of £44 million were £5 million lower than the first half of 2006, largely as a consequence of customer model changes in the UK.

The division broke even in the half (first half 2006 restated — £4 million loss) as prior period start-up losses were not repeated and residual legacy issues were favourably resolved.

Within joint ventures, Chassis Systems Ltd had a good first half as underlying sales again increased and the finalisation of contractual pricing arrangements provided a one-off benefit.

Emitec continued to benefit from the retrofit activity triggered by the requirements of environmental legislation in Germany in 2006.

On a management basis (i.e. including the Group's share of joint ventures) divisional sales were £104 million compared with £94 million in the first half of 2006 and trading profit increased to £8 million from £1 million in the same period of last year. Margin on a management basis was 7.7% compared with 1.1% in the same period of 2006.

Powder Metallurgy *(Trading profit £15 million; first half 2006 – £13 million)*
Powder Metallurgy produces metal powder (Hoeganaes) and sintered products (Sinter Metals). Approximately 80% of sales are into the automotive market with the balance to a variety of other industrial manufacturers.

Sales in the period were £309 million compared with £313 million in the same period in 2006. Excluding the impact of currency on translation, there was an increase of £14 million (5%) with improvements in both Europe and Asia Pacific but a reduction in North America as a result of the lower level of vehicle production. Programme launches in the second half are anticipated to accelerate growth.

First half trading profit improved to £15 million from £13 million with the underlying figure (excluding currency) also up by £2 million (15%). In Sinter Metals there were increased profits in both the Americas and Europe but there was a reduction in Hoeganaes, largely as a consequence of higher raw material and energy costs not fully recovered in the period.

The division's trading margins in the first half improved to 4.9% from 4.2% in the same period of 2006, with Sinter rising to over 5%. The second half should see continued improvement as Hoeganaes recovers first half cost increases and Sinter Metals sees the further top line growth referred to above.

Approximately £50 million of new business was won in the period which will continue to support the anticipated annual growth rate of 6%-8% for 2008 and beyond. There was also further success in moving Sinter's technology into new product areas and a number of development contracts were entered into with vehicle manufacturers and fellow tier one suppliers.

The final elements of the restructuring programme which were announced in February this year are proceeding according to plan and the final plant closures will be completed during the second half of the year. Following the first half charge of £5 million, the total charge for the year is expected to be in the region of £8 million, in line with earlier expectations.

In China production of the first powder metal parts commenced in line with plan in May, and in Argentina work began on the construction of a new plant to support the anticipated high growth in demand in South America.

OffHighway *(Trading profit £19 million; first half 2006 restated – £13 million)*
OffHighway designs and manufactures steel wheels, gearboxes, axles and driveline systems for the global agricultural, construction, mining and industrial machinery sectors.

European agricultural markets performed strongly with demand up more than 5% by comparison with the first half of 2006, fuelled by a 4% increase in farm incomes in 2006. Current expectations are for demand to remain strong. In the US, agricultural machinery demand was down by 2%-3% but the growing interest in bio-fuels has led to corn planting reaching the highest level for over 60 years and this may lead to increased equipment sales in the next six to twelve months.

In construction the picture has been mixed. In the US, the lower level of housing starts has led to a decline in demand for light and medium construction equipment but demand remained strong in mining and extraction markets. This pattern is expected to continue for the remainder of the year. European and Asia volumes continued to increase.

The major input cost is steel where prices were higher in the first half of 2007 than the same period of 2006. Although pricing agreements are in place which enabled recovery of most of the increases, the timing of their application meant that there was some under-recovery in the period.

Prior period sales and profits have been restated to reflect the transfer of businesses previously reported as part of the Driveline division.

Sales in the first half were £219 million compared with £186 million in the same period of last year. 2006 acquisitions, mainly Rockford Powertrain, accounted for £22 million but currency was £6 million negative leaving the underlying increase at £17 million (9%). The 2006 acquisitions have integrated well and have resulted in a considerably greater presence in the construction sector which now accounts for approximately 30% of divisional sales.

Trading profit also improved significantly to £19 million from £13 million. Acquisitions contributed £4 million so that the underlying increase, after absorbing unrecovered material price increases, was £2 million, largely reflecting the increase in sales.

Margin improved from 7.0% to 8.7%.

During the period, the first deliveries of agricultural power take-off shafts were made from the new factory in Shanghai, and the recently acquired wheels factory in Liuzhou increased sales to Chinese customers. Volume production for export is expected to start later in the year.

GKN Aerospace *(Trading profit £38 million; first half 2006 – £33 million)*
GKN Aerospace is a global first tier supplier of airframe and engine structures, components, assemblies and engineering services to aircraft prime contractors.

The generally buoyant aerospace market conditions of 2006 continued into the first half of 2007 with strength in both civil and military sectors which appears likely to be sustained for some time. During the period Airbus and Boeing delivered 451 aircraft, an increase of 9% over the first half of 2006 and both are anticipating a similar pattern in the second half. Military demand, which is largely driven by US defence spending, is also likely to remain solid in the short term and there are good growth prospects in regional aircraft, as well as business and light jet markets.

Sales in the first half of £377 million were £43 million (13%) higher than the same period of 2006. Currency was £18 million negative while Stellex, acquired in September 2006, added £40 million. The underlying increase of £21 million represented a 7% improvement and arose from increased deliveries across a range of US military programmes.

Trading profit increased by £5 million to £38 million. The impact of currency on translation was £2 million negative and Stellex added £6 million so that the underlying increase was £1 million (3%). The margin improved to 10.1% from 9.9% in the first half of 2006.

During the period, a number of important wins including the Sikorsky CH53K aft transition, Boeing 737/767 winglets and 747-8 exhausts have secured new business which will further underpin future growth. The division was also awarded a £10 million development phase contract for the entire composite fuselage of the Honda business jet where entry into service is planned for 2009.

At the end of June, the division acquired the Aerospace Manufacturing Group of Teleflex, Inc. which has annual sales of approximately £70 million and produces engine cases, fan blades, blisks, impellers and other components for the aerospace engine and power generation markets. The acquisition is in line with the divisional strategy of acquiring complementary technologies and adds products in the hot and rotating areas of the engine to our existing capabilities on critical elements of the cold section.

Corporate costs *(£6 million; first half 2006 – £6 million)*
Corporate costs, which comprise the costs of stewardship of the Group, remained at the same level as the first half of 2006.

Restructuring and impairment charges *(£13 million; first half 2006 – £24 million)*
The first half charges of £13 million mainly related to the final phase of the programme first announced in March 2004 to re-align productive capacity in GKN Driveline, accelerate recovery in Powder Metallurgy and reduce overheads elsewhere in the Group. The restructuring element was £14 million which consisted of £6 million redundancy (first half 2006 – £14 million) and £8 million other reorganisation costs (first half 2006 – £10 million).

In addition, there was a £1 million credit (first half 2006 – £nil) relating to the reversal of a prior year asset impairment at GKN Sheepbridge Stokes. The cost of completing the strategic restructuring programme is estimated at £23 million, most of which is likely to be charged in the second half of 2007.

Amortisation of non-operating intangibles arising on business combinations *(£3 million; first half 2006 restated – £1 million)*
The charge of £3 million in the period was £2 million higher than in the same period of 2006 with the increase arising in respect of intangible assets (e.g. customer contracts and relationships, brands, technological know-how and intellectual property rights) of the Rockford and Stellex acquisitions made in the second half of 2006.

Profits and losses on sale or closure of businesses *(loss £7 million; first half 2006 restated – £nil)*
The loss of £7 million in the period related to the results of the Group's UK cylinder liner business, GKN Sheepbridge Stokes, the closure of which was announced in January 2007 and where trading will cease in the second half of the year. Costs of closure will be partially offset by the profit on disposal of land and buildings where a binding sale agreement now exists. As a consequence, there are unlikely to be further charges in the second half.

Changes in fair value of derivative financial instruments *(£1 million charge; first half 2006 – credit £29 million)*
The Group enters into foreign exchange contracts to hedge much of its transactional exposure. Hedge accounting continues to be applied to a small proportion of these transactions. Where hedge accounting has not been applied, the change in fair value between 1 January 2007 and 30 June 2007, or the date of maturity if earlier, is reflected in the income statement as a component of operating profit and has resulted in a charge of £1 million (first half 2006 – £30 million credit). In addition, between these dates, there were changes in the value of Powder Metallurgy commodity contracts and Aerospace embedded derivatives of, respectively, £1 million credit (2006 – £4 million credit) and £1 million charge (2006 – £5 million charge).

Operating profit *(£113 million; first half 2006 – £129 million)*
Operating profit of £113 million compared with £129 million in the first half of 2006, reflecting the movements discussed above.

Post-tax earnings of joint ventures *(£12 million; first half 2006 – £8 million)*
The post-tax earnings of joint ventures in the period increased to £12 million from £8 million a year earlier. Within this, trading profit improved by £6 million to £16 million with strong growth in Driveline and Other Automotive businesses which are discussed in more detail above.

Net financing costs *(£24 million; first half 2006 – £15 million)*
Net financing costs totalled £24 million (first half 2006 – £15 million) and included financing costs of post-employment benefits of £1 million (first half 2006 – £2 million). The net of interest payable and interest receivable was £23 million (first half 2006 – £13 million). The £10 million increase was largely as a result of lower interest received from the reduced level of surplus funds together with a reduction in the interest benefit from foreign currency debt instruments used to hedge the Group's overseas investments. Whilst the benefit derived from these instruments will be consistent year on year, by comparison with the same period last year, the first half 2007 benefit is £3 million lower due to the impact of exchange rate positions at the respective half year ends.

Profit before tax *(£101 million; first half 2006 — £122 million)*
Profit before tax on a statutory basis was £101 million compared with £122 million in the first half of 2006. Excluding the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closure of businesses and changes in fair value of derivative financial instruments, the figure was £125 million (first half 2006 restated – £118 million), an increase of 6%. At constant currency the increase was £11 million (10%).

Taxation *(£nil; first half 2006 — £18 million charge)*
The tax charge for subsidiaries for the period, including deferred taxation, was £nil (first half 2006 – £18 million). Within this figure was a credit for tax relief on restructuring items and profits and losses on sale or closure of businesses of £5 million (first half 2006 – £4 million) and there was a charge of £2 million relating to changes in fair value of derivative financial instruments (first half 2006 – £2 million charge).

Excluding these items, the tax charge as a percentage of profit before tax, before restructuring and impairment charges, amortisation of non-operating assets arising on business combinations, profits and losses on sale or closure of businesses and changes in fair value of derivative financial instruments, is 2.7% compared with 18.2% (restated) in the first half of 2006. This reduction is primarily due to the 2007 tax charge benefiting from the recognition and use of significant previously unrecognised deferred tax assets in respect of losses in the UK, US and Japan totalling £23 million. The recognition of these deferred tax assets has been based upon management projections which indicate an improvement in future taxable profits in the various territories. Other factors affecting the rate include an increase due to a smaller credit from prior year items of £2 million (first half 2006 – £14 million credit) offset by a beneficial impact from profit mix, use of other previously unrecognised deferred tax assets and statutory tax rate reductions.

Minority interests *(£1 million; first half 2006 – £nil)*
The movement of £1 million in the profit attributable to minority interests was largely attributable to the elimination of losses in the recently formed Chinese cylinder liner company.

Earnings per share
Earnings per share were 14.2p (first half 2006 – 14.6p). Before restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closure of businesses and changes in fair value of derivative financial instruments, the figure was 17.2p (first half 2006 restated – 13.8p).

Dividend
The Board has decided to pay an interim dividend of 4.3p per share, representing an increase of 5% over the 2006 interim dividend. The cost of the dividend will be £30 million (first half 2006 – £29 million).

The interim dividend will be paid on 28 September 2007 to shareholders on the register at 17 August 2007. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 14 September 2007.

Cash Flow
Operating cash flow, which we define as cash generated from operations of £98 million inflow (first half 2006 – £98 million outflow) adjusted for capital expenditure of £89 million (first half 2006 – £106 million) and proceeds from the disposal of fixed assets of £7 million (first half 2006 – £6 million), was an inflow of £16 million compared with an outflow of £198 million (after the £200 million payment into the UK pension scheme) in the first half of 2006.

Within operating cash flow there was an outflow on working capital and provisions of £87 million (first half 2006 – £73 million) reflecting both the usual seasonal factors and some incremental investment in inventory ahead of new Aerospace and Powder Metallurgy programmes.

Capital expenditure on both tangible and intangible assets totalled £89 million (first half 2006 – £106 million). Of this, £80 million (first half 2006 – £93 million) was on tangible fixed assets and was 1.1 times (first half 2006 – 1.3 times) the depreciation charge. The ratio for the full year is expected to be at a similar level.

Expenditure on intangible assets, mainly initial non-recurring costs on Aerospace programmes, totalled £9 million (first half 2006 – £13 million).

Net interest paid totalled £25 million compared with £18 million in the same period last year, reflecting the lower level of surplus funds mainly as a result of the 2006 contribution to the UK pension scheme and acquisitions made in the second half of that year.

Tax paid in the period was £14 million (first half 2006 – £10 million).

Expenditure on acquisitions, net of cash acquired, was £70 million (first half 2006 – £2 million) while the cost of the 2006 final dividend was £61 million (first half 2006 – £59 million).

Period end borrowings totalled £574 million compared with £358 million at 30 June 2006 and £426 million at the end of December 2006.

Post-employment costs
Post-employment costs comprise both pensions and post-employment medical benefits. Details of the amounts included in the balance sheet and the assumptions used in their computation are shown in Note 9 on page 21.

Income Statement
For the six month period, the current service cost included in operating profit was £17 million compared with £19 million in the first half of 2006. The decrease was principally in the UK and Americas mainly as a consequence of the end 2006 valuation assumptions of higher expected returns partially offset by the increase in the discount rate.

Financing charges in respect of post-employment obligations totalled £1 million (first half 2006 – £2 million) and comprised expected returns on pension scheme assets for the period of £74 million (first half 2006 – £68 million) which were more than offset by the £75 million (first half 2006 – £70 million) of notional interest on pension scheme liabilities.

Balance Sheet and funding
The gross deficit of all schemes at 30 June 2007 was £355 million, a £206 million reduction over December 2006, which is shown on the balance sheet as a non-current liability. Discount rate increases in the UK, Americas and Europe reduced liabilities by £235 million from levels at 31 December 2006.

Company contributions for the six months across the Group totalled £21 million and compared with first half 2006 contributions of £221 million which included a £200 million one-off contribution to the UK scheme.

UK post-employment obligations
The gross deficit of £14 million was £174 million lower than the December 2006 year end figure of £188 million. The £208 million reduction in liabilities due to the 70 basis point higher discount rate was partially offset by liability increases arising from other assumption changes. Mortality assumptions underlying the valuation will be reviewed in the second half following the annual publication of scheme specific mortality experience. This is likely to lead to some increase in the reported deficit.

Outlook
Trading in the year to date has been in line with expectations and there is no change in our view of the Group's prospects for the year as a whole.

Second half Automotive production forecasts for Western Europe and North America are slightly above last year's levels, as the sharp volume cutbacks seen in the third quarter of 2006 are not being repeated. Emerging markets look set to continue their strong growth.

Overall OffHighway market conditions should remain supportive whilst Aerospace markets in all sectors are expected to be strong.

Against this background, the Group expects to continue its progress for the year, notwithstanding the impact of high raw material costs and adverse currency translation.

Driveline should see a better level of second half performance than last year due to stronger demand and the benefits of restructuring. Powder Metallurgy is expected to continue its improvement, although the second half of last year benefited from favourable raw material contracts being closed out. OffHighway and Aerospace should both maintain their progress with the acquisition of Teleflex also making a modest contribution to the year.

Order intake and new business wins continue to run at healthy levels and support the Group's confidence in continuing growth.

Roy Brown
Chairman

Sir Kevin Smith
Chief Executive

2 August 2007

CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2007

	Notes	Unaudited		
		First half 2007	First half 2006 Restated	Full year 2006 Restated
	2	**£m**	£m	£m
Sales — subsidiaries *	1	**1,931**	1,896	3,634
Trading profit		***137***	*125*	*251*
Restructuring and impairment charges		***(13)***	*(24)*	*(74)*
Amortisation of non-operating intangible assets arising on business combinations		***(3)***	*(1)*	*(3)*
Profits and losses on sale or closure of businesses		***(7)***	*–*	*(4)*
Changes in fair value of derivative financial instruments		***(1)***	*29*	*33*
Operating profit	1/3	**113**	129	203
Share of post-tax earnings of joint ventures	1/4	**12**	8	17
Interest payable		**(30)**	(27)	(57)
Interest receivable		**7**	14	23
Other net financing charges		**(1)**	(2)	(4)
Net financing costs	5	**(24)**	(15)	(38)
Profit before taxation		**101**	122	182
UK taxation		**9**	(2)	10
Overseas taxation		**(9)**	(16)	(15)
Taxation	6	**–**	(18)	(5)
Profit after taxation for the period		**101**	104	177
Profit attributable to minority interests		**1**	–	–
Profit attributable to equity shareholders		**100**	104	177
		101	104	177
Earnings per share — p	7			
Basic		**14.2**	14.6	25.0
Diluted		**14.2**	14.5	24.9
Dividends	8			
Payments to shareholders — £m		**61**	59	88
Interim dividend per share — p		**4.3p**	4.1p	4.1p
Final dividend per share — p		**–**	–	8.7p

There were no discontinued operations in any of the above periods.

* Includes sales of £13 million (first half 2006: £15 million, full year 2006: £27 million) made by the Group's UK cylinder liner manufacturing operation which is in the process of completely ceasing operations.

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2007

	Notes	Unaudited 30 June 2007 £m	Unaudited 30 June 2006 £m	31 December 2006 £m
Assets				
Non-current assets				
Intangible assets – goodwill	10	**283**	230	245
– other		**111**	59	111
Property, plant and equipment	12	**1,348**	1,334	1,354
Investments in joint ventures		**93**	82	83
Other receivables and investments including loans to joint ventures		**17**	20	24
Deferred tax assets		**66**	115	114
		1,918	1,840	1,931
Current assets				
Inventories		**515**	469	470
Trade and other receivables		**647**	603	520
Derivative financial instruments		**46**	41	32
Cash and cash equivalents		**206**	411	342
		1,414	1,524	1,364
Assets held for sale		**4**	2	–
Total assets		**3,336**	3,366	3,295
Liabilities				
Current liabilities				
Borrowings		**(54)**	(35)	(39)
Derivative financial instruments		**(12)**	(13)	(11)
Trade and other payables		**(812)**	(766)	(743)
Current income tax liabilities		**(94)**	(108)	(93)
Provisions		**(52)**	(48)	(66)
		(1,024)	(970)	(952)
Non-current liabilities				
Borrowings		**(726)**	(734)	(729)
Deferred tax liabilities		**(72)**	(67)	(63)
Other payables		**(31)**	(24)	(29)
Provisions		**(48)**	(70)	(53)
Post-employment obligations	9	**(355)**	(549)	(561)
		(1,232)	(1,444)	(1,435)
Total liabilities		**(2,256)**	(2,414)	(2,387)
Net assets		**1,080**	952	908
Equity				
Ordinary share capital and share premium		**399**	394	396
Retained earnings and other reserves		**663**	540	496
Total shareholders' equity		**1,062**	934	892
Minority interest – equity		**18**	18	16
Total equity		**1,080**	952	908

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 30 JUNE 2007

		Unaudited		
	Notes	**First half 2007 £m**	First half 2006 £m	Full year 2006 £m
At 1 January		**908**	901	901
Amounts not recognised in the Income Statement				
Currency variations		**(12)**	(60)	(124)
Derivative financial instruments:				
Transactional hedging		**–**	1	1
Translational hedging		**11**	15	43
Actuarial gains on post-employment obligations including tax:				
Subsidiaries		**128**	78	40
Joint ventures		**–**	–	–
Net profits/(losses) not recognised in the Income Statement		**127**	34	(40)
Profit for the period		**101**	104	177
Total recognised income for the period		**228**	138	137
Transactions with shareholders				
Share issues	13	**3**	1	3
Purchase of treasury shares	13	**–**	(22)	(40)
Dividends	8	**(61)**	(59)	(88)
		(58)	(80)	(125)
Other adjustments				
Share-based payments		**2**	2	5
Minority interests		**–**	(8)	(9)
Accumulated currency variations realised on sale of business		**–**	(1)	(1)
		2	(7)	(5)
At end of period		**1,080**	952	908

CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2007

	Unaudited		
	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Cash flows from operating activities			
Cash generated from operations (note a)	**98**	(98)	117
Interest received	**4**	8	25
Interest paid	**(29)**	(26)	(58)
Tax paid	**(14)**	(10)	(31)
Dividends received from joint ventures	**3**	2	7
	62	(124)	60
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	**(89)**	(106)	(230)
Proceeds from sale of property, plant and equipment	**7**	6	13
Acquisitions of subsidiaries (net of cash acquired)	**(70)**	(2)	(126)
Proceeds from sale of businesses (net of cash disposed)	**–**	3	13
Investment loans and capital contributions	**2**	–	1
	(150)	(99)	(329)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	**3**	1	3
Purchase of treasury shares	**–**	(22)	(40)
Finance lease payments	**(1)**	(1)	(1)
Net movement in borrowings	**1**	8	34
Dividends paid to shareholders	**(61)**	(59)	(88)
Dividends paid to minority interests	**–**	–	(1)
	(58)	(73)	(93)
Currency variations on cash and cash equivalents	**1**	(5)	(7)
Movement in cash and cash equivalents (note b)	**(145)**	(301)	(369)
Cash and cash equivalents at 1 January	**328**	697	697
Cash and cash equivalents at end of period (note c)	**183**	396	328

Cash inflows from government capital grants of £1 million (first half 2006: £nil, full year 2006: £3 million) have been offset against purchases of property, plant and equipment and intangible assets.

CONSOLIDATED CASH FLOW STATEMENT — NOTES

FOR THE HALF YEAR ENDED 30 JUNE 2007

Note a: Cash generated from operations

	Unaudited		
	First half 2007 £m	First half 2006 Restated* £m	Full year 2006 £m
Cash generated from operations			
Operating profit	**113**	129	203
Adjustments for:			
Amortisation of non-operating intangible assets arising on business combinations	**3**	1	3
Profits and losses on sale of businesses	**–**	(5)	(5)
Changes in fair value of derivative financial instruments	**1**	(29)	(33)
Impairment/reversal of impairment of fixed assets	**(1)**	–	1
Impairment of goodwill	**–**	–	11
Amortisation of government capital grants	**(2)**	(1)	(3)
Depreciation and amortisation	**74**	74	145
Net profits on sale of fixed assets	**(1)**	(1)	(3)
Charge for share-based payments	**2**	2	5
Movement in post-employment obligations	**(4)**	(195)	(204)
Changes in working capital and provisions	**(87)**	(73)	(3)
	98	(98)	117

* See note 2

Cash generated from operations includes a £2 million outflow arising from the Group's UK cylinder liner manufacturing operation which is in the process of completely ceasing operations (first half 2006: £6 million outflow, full year 2006: £14 million outflow). Cash generated from operations in the 2006 comparatives includes the £200 million additional pension contribution which the Group made to its UK pension scheme in March 2006.

Note b: Movement in net debt

	Unaudited		
	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Movement in cash and cash equivalents	**(145)**	(301)	(369)
Net movement in borrowings	**(5)**	(8)	(36)
Currency variations on borrowings	**1**	3	34
Finance leases	**1**	1	1
Subsidiaries acquired and sold	**–**	12	9
Movement in period	**(148)**	(293)	(361)
Net debt at beginning of period	**(426)**	(65)	(65)
Net debt at end of period	**(574)**	(358)	(426)

Note c: Reconciliation of cash and cash equivalents

	Unaudited		
	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Cash and cash equivalents per cash flow statement	**183**	396	328
Bank overdrafts included within "Current liabilities — Borrowings"	**23**	15	14
Cash and cash equivalents per balance sheet	**206**	411	342

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 30 JUNE 2007

1 Segmental analysis

The Group is managed by type of business. Segmental information is provided having regard to the nature of the goods and services provided and the markets served.

FOR THE HALF YEAR ENDED 30 JUNE 2007 (UNAUDITED)

	Driveline £m	Other Automotive £m	Powder Metallurgy £m	OffHighway £m	Aerospace £m	Corporate £m	Total £m
Sales – subsidiaries *	969	57	309	219	377	–	1,931
EBITDA	110	2	30	24	51	(6)	211
Depreciation and impairment charges	(38)	(2)	(15)	(5)	(10)	–	(70)
Amortisation of intangible assets	(1)	–	–	–	(3)	–	(4)
Trading profit/(loss)	71	–	15	19	38	(6)	137
Restructuring	(9)	–	(5)	–	–	–	(14)
Other impairments	–	1	–	–	–	–	1
Amortisation of business combination non-operating intangibles	–	–	–	(1)	(2)	–	(3)
Profits and losses on sale or closure of businesses	–	(7)	–	–	–	–	(7)
Changes in fair value of derivative financial instruments	(1)	–	–	–	–	–	(1)
Operating profit/(loss)	61	(6)	10	18	36	(6)	113
Share of post-tax earnings of joint ventures	7	5	–	–	–	–	12
Other segment items							
Capital expenditure (including acquisitions)							
Property, plant and equipment	39	1	15	4	25	–	84
Intangible assets	1	–	–	–	8	–	9
Other non-cash expenses (share-based payments)	1	–	–	–	–	1	2

* Other Automotive includes sales of £13 million (first half 2006: £15 million, full year 2006: £27 million) made by the Group's UK cylinder liner manufacturing operation which is in the process of completely ceasing operations.

1 **Segmental analysis** continued

FOR THE HALF YEAR ENDED 30 JUNE 2006 (RESTATED / UNAUDITED)

	Driveline £m	Other Automotive £m	Powder Metallurgy £m	OffHighway £m	Aerospace £m	Corporate £m	Total £m
Sales – subsidiaries	999	64	313	186	334	–	1,896
EBITDA	116	(2)	28	17	46	(6)	199
Depreciation and impairment charges	(39)	(2)	(15)	(4)	(10)	–	(70)
Amortisation of intangible assets	(1)	–	–	–	(3)	–	(4)
Trading profit/(loss)	76	(4)	13	13	33	(6)	125
Restructuring	(16)	–	(8)	–	–	–	(24)
Other impairments	–	–	–	–	–	–	–
Amortisation of business combination non-operating intangibles	(1)	–	–	–	–	–	(1)
Profits and losses on sale or closure of businesses	5	(5)	–	–	–	–	–
Changes in fair value of derivative financial instruments	9	–	4	1	15	–	29
Operating profit/(loss)	73	(9)	9	14	48	(6)	129
Share of post-tax earnings of joint ventures	6	2	–	–	–	–	8
Other segment items							
Capital expenditure (including acquisitions)							
Property, plant and equipment	43	3	20	5	12	–	83
Intangible assets	1	–	–	1	11	–	13
Other non-cash expenses (share-based payments)	1	–	–	–	–	1	2

Restatement of comparative data

i) Double Universal Joint business transfer: With effect from 1 January 2007 the Group's Double Universal Joint activities in Italy and Uruguay have been managed within our OffHighway segment having previously been included within Driveline. Segmental analyses presented in this note represent the current period structure. Previously reported analyses have been restated.

ii) Cessation of UK cylinder liner manufacturing operation: In January 2007 the Group announced its intention to cease manufacturing at its UK cylinder liner operation. This operation constitutes a major proportion of the Group's Other Automotive segment. The losses of this business have been re-analysed from trading profit to profits and losses on sale or closure of businesses.

iii) Amortisation of non-operating intangible assets: As outlined in the 2006 Annual Report, the analysis of operating profit was amended to separately identify the amortisation arising on non-operating intangible assets (e.g. brands and trademarks, proprietary technological know-how, intellectual property rights and customer contracts and relationships) arising on business combinations. This re-analysis has resulted in an amendment to the comparative interim published results in respect of the amortisation charge arising from the Group's acquisition in April 2004 of TFS Japan. The impact of this re-analysis has been to increase 2006 interim trading profit by £1 million with no impact on operating profit.

The impact of these restatements is shown as follows:

	As previously reported			Restated		
	Driveline £m	Other Automotive £m	OffHighway £m	Driveline £m	Other Automotive £m	OffHighway £m
For the half year ended 30 June 2006 (unaudited)						
Sales	1,011	64	174	999	64	186
Trading profit/(loss)	76	(9)	12	76	(4)	13
Operating profit/(loss)	74	(9)	13	73	(9)	14
For the year ended 31 December 2006						
Sales	1,906	120	331	1,884	120	353
Trading profit/(loss)	140	(10)	23	138	(1)	25
Operating profit/(loss)	107	(10)	24	105	(10)	26

1 Segmental analysis continued

FOR THE YEAR ENDED 31 DECEMBER 2006 (RESTATED)

	Driveline £m	Other Automotive £m	Powder Metallurgy £m	OffHighway £m	Aerospace £m	Corporate £m	Total £m
Sales – subsidiaries	1,884	120	582	353	695	–	3,634
EBITDA	215	4	60	34	95	(12)	396
Depreciation and impairment charges	(74)	(5)	(28)	(9)	(21)	–	(137)
Amortisation of intangible assets	(3)	–	(1)	–	(4)	–	(8)
Trading profit/(loss)	138	(1)	31	25	70	(12)	251
Restructuring	(37)	–	(24)	–	–	(2)	(63)
Other impairments	(11)	–	–	–	–	–	(11)
Amortisation of business combination non-operating intangibles	(1)	–	–	(1)	(1)	–	(3)
Profits and losses on sale or closure of businesses	5	(9)	–	–	–	–	(4)
Changes in fair value of derivative financial instruments	11	–	(1)	2	21	–	33
Operating profit/(loss)	105	(10)	6	26	90	(14)	203
Share of post-tax earnings of joint ventures	12	5	–	–	–	–	17
Other segment items							
Capital expenditure (including acquisitions)							
Property, plant and equipment	96	7	49	12	30	–	194
Intangible assets	3	–	1	2	27	–	33
Other non-cash expenses (share-based payments)	2	–	1	–	1	1	5

All business segments shown above are continuing. EBITDA is earnings before interest, tax, depreciation and amortisation.

2 Basis of preparation

The interim consolidated financial statements of GKN plc are as at and for the six months ended 30 June 2007 and comprise the results, assets and liabilities of the Company and its subsidiaries (the "Group") and the Group's interests in jointly controlled entities.

These interim consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended 31 December 2006. These interim consolidated financial statements were approved by the Board of Directors on Wednesday 1 August 2007.

The accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its audited consolidated financial statements as at and for the year ended 31 December 2006. The basis of consolidation is set out in the Group's accounting policies in those financial statements.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements as at and for the year ended 31 December 2006.

Comparative information has been presented as at and for the six months ended 30 June 2006 and as at and for the 12 months ended 31 December 2006. Certain items in the comparatives have been restated, full details are reported in note 1. The impact of the restatements on previously reported results is set out below:

	First half 2006		Full year 2006	
	As previously reported	Restated	As previously reported	Restated
Trading profit (£m)	119	125	242	251
Operating profit (£m)	129	129	203	203
Profit after taxation for the period (£m)	104	104	177	177
Basic earnings per share — total (p)	14.6	14.6	25.0	25.0
Net cash from operating activities (£m)	(124)	(124)	60	60
Net assets (£m)	952	952	908	908

The comparative figures for the year ended 31 December 2006 do not constitute statutory accounts for the purpose of s240 of the Companies Act 1985. A copy of the Group statutory accounts for the year ended 31 December 2006 has been delivered to the Registrar of Companies and contained unqualified auditors' reports in accordance with s235 of the Companies Act 1985 and did not contain statements made under either s237(2) or 237(3) of the Companies Act 1985, in respect of both the Group and the Company.

The audited consolidated financial statements of the Group as at and for the year ended 31 December 2006 are available upon request from the Company's registered office at Ipsley House, Ipsley Church Lane, Redditch, Worcestershire, B98 0TL or at www.gkn.com.

3 Operating profit

The analysis of the non-trading components of operating profit is shown below:

3a Restructuring and impairment charges

	Unaudited		
	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Goodwill impairment	–	–	(11)
Tangible fixed asset impairments/reversals	**1**	–	(1)
Other asset write-downs	–	–	(1)
	1	–	(13)
Redundancy costs including post-employment charges and curtailments	**(6)**	(14)	(35)
Reorganisation costs including property surpluses	**(8)**	(10)	(26)
	(13)	(24)	(74)

Restructuring

In the first half of 2007 the Group initiated the final phases of its strategic restructuring programme, as well as continuing the execution of previously announced restructuring actions. This has led to a net restructuring charge of £14 million in the first half. First half 2007 activity has included the announced closure of a North American Powder Metallurgy production facility and the continuation of the strategic fixed headcount reduction programme in Driveline which primarily impacts its European operations. Redundancy charges include £1 million in respect of estimated UK pension augmentation charges. Reorganisation costs includes the costs incurred in transferring and rationalising production facilities, capabilities and capacity within both Driveline and Powder Metallurgy divisions. In the period a net £2 million surplus has arisen on the disposal of a UK Powder Metallurgy facility that became surplus to operational requirements as a consequence of the restructuring.

In the six months ended 30 June 2006 the restructuring charges arose primarily in respect of the announced closure and/or downsizings of four Driveline facilities (£6 million), Driveline strategic fixed headcount reductions (£10 million) and the announced closure of three Powder Metallurgy manufacturing facilities (£8 million).

The segmental analysis of restructuring charges in first half 2007 is set out in note 1.

Cash outflow in respect of 2007 and earlier periods' strategic restructuring actions in the first half of 2007 was £20 million (first half 2006: £27 million, full year 2006: £57 million). The disposal of the surplus property noted above generated a net £4 million cash inflow.

Other impairments

The £1 million impairment reversal recognised in the first half of 2007 arose in relation to the Group's UK cylinder liner manufacturing operation. The business has reached an unconditional agreement to dispose of its land and buildings and consequently the previously recognised impairment has been reversed to restate the asset at the lower of cost and realisable value. No other impairments arose in the first half of 2007. The 2006 full year goodwill impairment arose in Driveline.

3b Amortisation of non-operating intangible assets arising on business combinations

	Unaudited		
	First half 2007 £m	First half 2006 Restated* £m	Full year 2006 £m
Intellectual property rights	**(1)**	(1)	(1)
Customer contracts and relationships	**(2)**	–	(1)
Proprietary technological know-how	–	–	(1)
	(3)	(1)	(3)

* See note 2

3 Operating profit continued

3c Profits and losses on sale or closure of businesses

	Unaudited		
	First half 2007 £m	First half 2006 Restated* £m	Full year 2006 Restated* £m
Profits and losses on closure of businesses			
Trading losses of the UK cylinder liner manufacturing operation	**(7)**	(5)	(9)
Profits and losses on sale of businesses			
Sale of Fujiwa China	**–**	5	5
	(7)	–	(4)

No business disposals occurred in the six months ended 30 June 2007. The prior year disposal relates to the sale of the Group's 60% shareholding in Fujiwa to its business partner, Lioho Corporation. The consideration for the disposal was £15 million.

3d Derivative financial instruments

	Unaudited		
	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Forward currency and commodity contracts	**–**	34	38
Embedded derivatives	**(1)**	(5)	(5)
	(1)	29	33

The amounts in respect of embedded derivatives primarily represent the period movement in the value of the embedded derivatives in commercial contracts, between European Aerospace subsidiaries and customers and suppliers outside the USA, which are denominated in US dollars, where the dollar is not routinely used, as defined in IAS 39, in such contractual arrangements.

* See note 2

4 Joint ventures

	Unaudited		
	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Group share of results of joint ventures			
Sales	**125**	105	208
Operating costs and other income	**(109)**	(94)	(187)
Net financing costs	**–**	–	(1)
Profit before taxation	**16**	11	20
Taxation	**(4)**	(3)	(3)
Share of post-tax earnings	**12**	8	17
Segmental analysis of the Group share of joint venture sales and trading profit			
Sales			
Driveline	**63**	58	113
Other Automotive	**60**	45	92
OffHighway	**2**	2	3
	125	105	208
Trading profit			
Driveline	**8**	6	13
Other Automotive	**8**	5	8
OffHighway	**–**	–	–
	16	11	21

5 Net financing costs

	Unaudited First half 2007 £m	Unaudited First half 2006 £m	Full year 2006 £m
Interest payable	**(30)**	(27)	(57)
Interest receivable	**7**	14	23
Other net financing charges:			
Expected return on pension scheme assets	**74**	68	136
Interest on post-employment obligations	**(75)**	(70)	(140)
	(1)	(2)	(4)
	(24)	(15)	(38)

6 Taxation

	Unaudited First half 2007 £m	Unaudited First half 2006 £m	Full year 2006 £m
Analysis of charge in period			
Current tax			
Current period	**18**	18	38
Utilisation of previously unrecognised tax losses and other assets	**(1)**	(1)	(2)
Adjustments in respect of prior periods	**(2)**	(1)	(3)
Net movement on provisions for uncertain tax positions	**1**	(6)	(15)
	16	10	18
Deferred tax	**(18)**	6	(15)
Deferred tax on changes in fair value of derivative financial instruments	**2**	2	2
Total tax charge for the period	**–**	18	5
Tax on items included in equity			
Deferred tax on post-employment obligations	**71**	56	67
Tax in respect of restructuring and impairment charges and sale or closure of businesses included in total charge for the period			
Current tax	**(3)**	(1)	(6)
Deferred tax	**(2)**	(3)	(8)

The first half 2007 deferred tax credit is principally due to the recognition of previously unrecognised deferred tax assets in respect of losses in the UK, US and Japan totalling £23 million. The recognition of these deferred tax assets has been based on management projections which indicate an improvement in future taxable profits in the various territories.

The tax charge arising on profits before the non-trading components of operating profit as identified in note 3 was £3 million (2006: £20 million) giving an effective tax rate of 2.7% (2006: 18.2% restated). This change in the effective rate is predominantly attributable to the recognition of deferred tax assets referred to above. Other factors affecting the rate include an increase due to smaller credit from prior year items of £2 million (2006: £14 million credit) offset by a beneficial impact from profit mix and statutory tax rate reductions.

7 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of Ordinary Shares in issue during the period, excluding Ordinary Shares purchased by the Company and held as treasury shares.

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average number of Ordinary Shares outstanding to assume conversion of all dilutive potential Ordinary Shares. The Company has only one category of dilutive potential Ordinary Shares: share options.

7 Earnings per share continued

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Earnings per share are computed as follows:

	Unaudited								
	First half 2007			First half 2006			Full year 2006		
	Earnings £m	Weighted average number of shares m	Earnings per share p	Earnings £m	Weighted average number of shares m	Earnings per share p	Earnings £m	Weighted average number of shares m	Earnings per share p
Basic eps:									
Profit attributable to ordinary shareholders	**100**	**702.9**	**14.2**	104	711.9	14.6	177	708.8	25.0
Dilutive securities:									
Dilutive potential Ordinary Shares	**–**	**1.9**	**–**	–	6.7	(0.1)	–	2.1	(0.1)
Diluted eps	**100**	**704.8**	**14.2**	104	718.6	14.5	177	710.9	24.9

Adjusted earnings per share

Earnings per share before non-trading components of operating profit, as analysed in note 3, which the Directors consider gives a useful additional indicator of underlying performance, is calculated on earnings for the period adjusted as follows:

	Unaudited					
			Restated*			
	First half 2007		First half 2006		Full year 2006	
	£m	p	£m	p	£m	p
Profit attributable to equity shareholders	**100**	**14.2**	104	14.6	177	25.0
Charges/(credits) included in operating profit:						
Restructuring and impairment charges	**13**	**1.9**	24	3.4	74	10.5
Amortisation of non-operating intangible assets arising on business combinations	**3**	**0.4**	1	0.2	3	0.4
Profits and losses on sale or closure of businesses	**7**	**1.0**	–	–	4	0.6
Changes in fair value of derivative financial instruments	**1**	**0.1**	(29)	(4.1)	(33)	(4.7)
Taxation on charges/(credits) included in operating profit	**(3)**	**(0.4)**	(2)	(0.3)	(12)	(1.7)
Adjusted earnings attributable to equity shareholders	**121**	**17.2**	98	13.8	213	30.1
Diluted adjusted earnings per share attributable to equity shareholders		**17.2**		13.6		30.0

* See note 2

8 Dividends

	Unaudited		
	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Equity dividends paid in the period			
Final 8.7p (2006: 8.2p) per share	**61**	59	59
Interim (2006: 4.1p) per share	**–**	–	29
	61	59	88

An interim dividend of 4.3p per share (2006: 4.1p per share) has been declared by the Directors. Based on shares ranking for dividend at 30 June 2007 the interim dividend is anticipated to absorb resources amounting to £30 million (2006: £29 million).

9 Post-employment obligations

Actuarial assessments of the key defined benefit pension and post-employment medical plans (representing 95% of liabilities and 97% of assets) were carried out as at 30 June 2007.

Post-employment obligations as at the period end comprise:

	Unaudited		
	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Pensions – funded and unfunded	**(281)**	(470)	(485)
Medical – funded and unfunded	**(74)**	(79)	(76)
	(355)	(549)	(561)

The overall position in respect of defined benefit funded pension schemes and unfunded pension and medical post-employment obligations was:

	Unaudited						
	30 June 2007						
	UK £m	**Americas £m**	**Europe £m**	**ROW £m**	**Total £m**	30 June 2006 £m	31 December 2006 £m
Gross deficits	**(14)**	**(95)**	**(238)**	**(8)**	**(355)**	(549)	(561)
Related deferred tax asset	**–**	**19**	**16**	**–**	**35**	112	102
Net post-employment obligations	**(14)**	**(76)**	**(222)**	**(8)**	**(320)**	(437)	(459)

Assumptions

Actuarial assessments of all the principal defined benefit retirement plans were carried out as at 30 June 2007. The major assumptions used were:

	UK %	Americas %	Europe %	ROW %
At 30 June 2007				
Rate of increase in pensionable salaries	**4.3**	**3.5**	**2.5**	**2.0**
Rate of increase in payment and deferred pensions	**3.4**	**2.0**	**1.75**	**n/a**
Discount rate	**5.8**	**6.1**	**5.3**	**2.5**
Inflation assumption	**3.3**	**2.5**	**1.75**	**1.0**
Rate of increases in medical costs:				
initial	**8.0**	**10.0**	**n/a**	**n/a**
long term	**4.5**	**5.0**	**n/a**	**n/a**
At 30 June 2006				
Rate of increase in pensionable salaries	4.4	3.5	2.5	2.0
Rate of increase in payment and deferred pensions	3.0	2.0	1.5	n/a
Discount rate	5.2	6.2	4.8	2.5
Inflation assumption	2.9	2.5	1.5	1.0
Rate of increases in medical costs:				
initial	9.5	10.0	n/a	n/a
long term	4.3	5.0	n/a	n/a
At 31 December 2006				
Rate of increase in pensionable salaries	4.1	3.5	2.5	2.0
Rate of increase in payment and deferred pensions	3.2	2.0	1.75	n/a
Discount rate	5.1	5.9	4.7	2.5
Inflation assumption	3.1	2.5	1.75	1.0
Rate of increases in medical costs:				
initial	8.0	10.0	n/a	n/a
long term	4.5	5.0	n/a	n/a

10 Goodwill and business combinations (unaudited)
On 29 June 2007 the Group completed the acquisition of the aerospace manufacturing group of Teleflex Inc., in a mixed trade and asset and entity deal, for a fair value consideration of £70 million. The businesses acquired provide manufacturing and engineering services from operations in the US, Mexico, France and the UK. Goodwill arising in respect of this acquisition amounted to £41 million. Fair value amounts remain provisional.

11 Related party transactions (unaudited)
In the ordinary course of business, sales and purchases of goods take place between subsidiaries and joint venture companies priced on an 'arm's length' basis. Sales of product by subsidiaries to joint ventures in the first half of 2007 totalled £35 million (first half 2006: £36 million). The amount due at the period end in respect of such sales was £9 million (June 2006: £10 million). Purchases by subsidiaries from joint ventures in the first half of 2007 totalled £9 million (first half 2006: £3 million). The amount due at the period end in respect of such purchases was £2 million (June 2006: £2 million). At 30 June 2007, a Group subsidiary was owed £5 million (June 2006: £8 million) by a joint venture in respect of a loan, bearing interest at EURIBOR plus 1%. In addition, a Group subsidiary had £5 million receivable from (June 2006: £2 million payable to) a joint venture in respect of a short-term financing facility, which bears interest at LIBOR plus 2% (June 2006: LIBOR less 0.125%).

12 Property, plant and equipment (unaudited)
During the six months ended 30 June 2007 the Group acquired assets with a cost of £84 million (first half 2006: £83 million) including assets acquired through business combinations of £13 million (first half 2006: £nil). Assets with a carrying amount of £6 million (first half 2006: £3 million) were disposed of during the six months ended 30 June 2007. Except as reported in note 3a, no material reversal of prior period impairments arose in the six months ended 30 June 2007 and 30 June 2006. As at 30 June 2007 Group capital commitments amounted to £50 million (June 2006: £55 million).

13 Other financial information (unaudited)
Adjustments made to the carrying value of inventories across the Group in the six months ended 30 June 2007 and 30 June 2006 were not significant. Amounts written off and provided for and charged to the Income Statement in respect of customer financial difficulties amounted to £nil (2006: £1 million).

1,627,294 Ordinary Shares of the Company were issued in the six months ended 30 June 2007 (first half 2006: 200,414) which generated a cash inflow of £3 million (first half 2006: £1 million). The Group concluded its share buy-back programme in 2006 purchasing 13,439,142 shares in the year of which 7,121,850 were purchased in the first half. These transactions were completed at net costs of £40 million and £22 million respectively.

INDEPENDENT REVIEW REPORT TO GKN PLC

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 2.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
Birmingham
1 August 2007

SHAREHOLDER INFORMATION

2007 interim dividend
The interim dividend of 4.3p per ordinary share (2006 – 4.1p) is payable on 28 September 2007 to ordinary shareholders on the register on 17 August 2007.

Key dates

Ordinary shares quoted ex-dividend	15 August 2007
2007 interim dividend record date	17 August 2007
Final date for receipt of DRIP mandate forms (see below)	14 September 2007
2007 interim dividend payment date	28 September 2007
DRIP share certificates, share purchase statements and tax vouchers despatched	11 October 2007
CREST participant accounts credited with DRIP shares	12 October 2007

Dividend reinvestment plan
Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their ordinary shares in further GKN plc ordinary shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see inside back cover for contact details) or visit the Shareview website (www.shareview.co.uk). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 14 September 2007 to be valid for the 2007 interim dividend.

GKN website and share price information
Information on GKN, including this interim report, annual reports, results announcements and presentations together with the GKN plc share price updated every 20 minutes, is available on GKN's website at www.gkn.com. The latest GKN share price is also available within the UK from the Financial Times' Cityline service by telephoning 0906 843 2696. Calls are charged at 60p per minute.

Shareholding enquiries and information
Administrative enquiries relating to shareholdings should be addressed to GKN's registrar, Lloyds TSB Registrars (see inside back cover). Correspondence should refer to GKN plc and include the shareholder's full name, address and, if available, the 8-digit reference number which can be found on GKN plc share certificates.

By visiting the Lloyds TSB Registrars' Shareview website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically (see overleaf), update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate.

SHAREHOLDER INFORMATION CONTINUED

Share dealing service

A telephone dealing service has been arranged with Stocktrade which provides a simple way of buying or selling GKN plc ordinary shares. Full details can be obtained by telephoning 0845 601 0995 (+44 131 240 0414 from outside the UK) and quoting reference Low Co139.

Also, Lloyds TSB Registrars offers Shareview Dealing, a service for UK residents to buy or sell GKN plc ordinary shares on the internet or by phone. Further details can be obtained from www.shareview.co.uk/dealing or by telephoning 0870 850 0852. Lloyds TSB Registrars is a division of Lloyds TSB Bank plc, authorised and regulated by the Financial Services Authority and a signatory to the Banking Codes.

Please note that the value of shares can fall and you may get back less than you invest. If you are in any doubt about the suitability of an investment, please consult a professional adviser.

GKN single company ISA

Lloyds TSB Registrars operates a single company ISA in which GKN plc ordinary shares can be held in a tax efficient manner. Full details and an application form can be obtained by telephoning Lloyds TSB Registrars' ISA Helpline on 0870 24 24 244 or by visiting the Shareview website (see inside back cover). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc ordinary share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted by telephone on +1-888-BNY-ADRS (toll-free for US residents) or +1-212-815-3700 (for international residents), via their website at www.adrbny.com or by e-mail enquiry to shareowners@bankofny.com.

Receipt of shareholder documents

Following an amendment to company law introduced by the Companies Act 2006, and a subsequent amendment to the Company's Articles of Association approved by shareholders at the 2007 annual general meeting, shareholder documents are only sent in hard copy to those shareholders who have made an election to receive documents in this form. (All shareholders, regardless of any such elections, will continue to receive dividend documentation in hard copy.) This allows the Company to reduce costs and its impact on the environment. Shareholders who have not elected to receive documents in hard copy will receive a letter at the time of their publication advising that they are available electronically (usually on the Company's website) and how to access them.

Also, shareholders can elect to be notified of the publication of documents by e-mail. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this option, shareholders will receive documents more speedily, avoiding the possibilities of delays in the postal system. Shareholders who would like to register for this option can do so via the GKN or Shareview websites (see inside back cover) and will need to provide their 8-digit reference number which can be found on GKN plc share certificates.

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is FREEPOST 29 LON20771, London W1E 0ZT. Alternatively they may be contacted by telephone on 0845 703 4599, via their website at www.mpsonline.org.uk or by e-mail addressed to mps@dma.org.uk.

Taxation

Market values of GKN plc ordinary shares, 'B' shares (issued and redeemed under the return of capital in 2000) and Brambles Industries plc ordinary shares (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values[a]

	GKN ordinary shares	'B' shares	Brambles ordinary shares
30 May 2000[b]	914.5p	11.7p	–
	(98.736774%)	(1.263226%)	
7 August 2001[c]	282.5p	–	360.375p
	(43.943224%)		(56.056776%)

1965/1982 market values

	GKN ordinary shares unadjusted for 'B' shares or demerger[d]	GKN ordinary shares adjusted for 'B' shares but not demerger[e]	GKN ordinary shares adjusted for 'B' shares and demerger[e]	'B' shares[e]	Brambles ordinary shares[e]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

(a) The stated market values are used to allocate the base cost of GKN ordinary shares, on the basis of the relative percentages specified, between GKN ordinary shares and 'B' shares and between GKN ordinary shares and Brambles ordinary shares in calculating any CGT liability under the 'B' share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively (copies of which are available on request from GKN's Corporate Centre) and are available on GKN's website at www.gkn.com.

(b) Being the first day of trading of the 'B' shares.

(c) Being the first day of trading of the Brambles ordinary shares. From this date, the market price of GKN ordinary shares reduced to reflect the value of the businesses demerged into the Brambles Group.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' shares on 30 May 2000) and the two for one GKN ordinary share split in May 1998.

(e) If the GKN ordinary shares in respect of which the 'B' shares/Brambles ordinary shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' shares/Brambles ordinary shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN ordinary shares and 'B' shares and, if you also received Brambles ordinary shares, between GKN ordinary shares and Brambles ordinary shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

Note: Following the unification of Brambles' dual listed companies structure and with effect from 24 November 2006, outstanding Brambles Industries plc shares were exchanged for the same number of shares in Brambles Ltd (Australia). Brambles Ltd shares are traded on the London Stock Exchange as Brambles Ltd Crest Depositary Interests (CDIs).

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
50 Pall Mall
London SW1Y 5JH
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

e-mail: information@gkn.com
Website: www.gkn.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 415 7039 from outside UK)
Fax 0870 600 3981
(+44 121 415 7057 from outside UK)

Websites: www.lloydstsb-registrars.co.uk
www.shareview.co.uk

The interim results were announced on 2 August 2007. This Interim Report was published on 9 August 2007.

END

GKN
www.gkn.com